Exhibit 99.4

QUEST RARE MINERALS LTD.

Annual Report

AS AT OCTOBER 31

2010

Quest Rare Minerals Ltd. (formerly Quest Uranium Corporation) — Report to Shareholders
     On behalf of the Board of Directors, I am pleased to present your Corporation’s 2010 Annual Report for the fiscal year ended October 31, 2010.
     The 2010 fiscal year provided management and shareholders with continued good news regarding the development of our Strange Lake B-Zone rare earth deposit (REE) in northeastern Quebec. In addition, continued Chinese reductions in rare earth export quotas have raised the issue of security of supply with mainstream media outlets worldwide, underlining the critical importance of these metals in an expanding technological economy. Most western democracies are expressing product availability concerns for rare earths required for technology industries generally, highlighting the need to procure reliable long-term sources for these metals. This has resulted in significant increases in rare earth element prices, a phenomenon that has trickled down to the share prices of companies like Quest which are involved in the rare earth industry.
     Originally incorporated under the Canada Business Corporations Act on June 6, 2007 as a wholly-owned subsidiary of Freewest Resources Canada Inc. (Freewest), Quest Uranium Corporation was established with the intention of taking over the uranium exploration activities previously carried on by Freewest. In April 2010 we changed our name to Quest Rare Minerals Ltd., to reflect more accurately the change in focus of the Corporation that has come from our rare earth exploration success. Our Strange Lake B-Zone has the potential to be one of the world’s largest rare earth resources, particularly for the heavy rare earths, a group of elements typically in very low abundance in most of the world’s rare earth element deposits. In fact, the Chinese recently stated that they are likely to become net importers of the heavy earths in the next five to ten years. If this materializes, it will bode well for creating a future consumer base for the metals that the Strange Lake B-Zone is being designed to produce.
     Quest increased its market capitalization throughout the year, reflecting continued success in the development of our Strange Lake B-Zone rare earth deposit. Our shares exhibited notable price appreciation from a low of $1.74 to a high of $5.75 as at October 31, 2010. The increase in price was, in our view, directly attributable to an increased awareness of the contribution that rare earths make to the technological economy and the recognition by the market of the economic importance of our deposit. The significance of the deposit was highlighted in the NI 43-101 compliant Preliminary Economic Assessment (PEA) technical report that Quest filed in September 2010. This report suggests Strange Lake has a pre-tax Internal Rate of Return of 36% and a Net Present Value at a 10% discount rate of $1.83 billion. Although the deposit is expected to become a long-term producer of rare earth elements, the PEA was structured with an initial mine life of 25 years. With an estimated capital expenditure to build the mine of $585 million, the PEA shows an attractive payback period of approximately four years. These estimates were based on metal prices for rare earths as well as zirconium, niobium and hafnium that were discounted by more than 60% from prevailing spot prices. In fact, spot prices continue to increase on a monthly basis and have increased significantly since the start of 2010. Industry analysts are divided as to whether these prices represent a so-called “New Norm” for the rare earths.
     The Corporation’s success in identifying new REE deposits on its Strange Lake project encouraged management to expand its exploration investment activity. Exploration successes at Strange Lake in 2009 allowed the project to rapidly transition into the resource definition phase of the exploration and development cycle. As a result of an aggressive drilling program, additional rare earth discoveries have been made peripheral to the Strange Lake zones. These new discoveries suggest that the resource potential on our property holdings is only beginning to be understood. In Quest’s continuing effort to evaluate project opportunities, the Corporation announced an important new discovery of high-grade rare earths on its Misery Lake property, located approximately 120 km south of Strange

Lake. Our effort to identify and evaluate new, high-quality projects will continue in the current fiscal year and beyond.
     Interest by the investment community in Quest was very high throughout the year and was the primary factor in allowing Quest to successfully close a $51.75 million equity financing in October 2010. The financing, led by Dundee Securities, the syndicate lead, with the participation of CIBC World Markets and Stonecap Securities was well received and significantly over-subscribed. The funds will allow Quest to execute its exploration and development plans throughout 2011 and 2012. The funds will be applied to an expanded exploration program at Strange Lake and Misery Lake in 2011 and ultimately the completion of prefeasibility and definitive feasibility studies for the Strange Lake B-Zone REE deposit.
     Quest’s competitive advantages are its solid property portfolio and its firm grasp of the technical characteristics of world-class REE geological environments. Thus far we have reached the following significant milestones: 1) recognition that both the Strange Lake and Misery Lake REE projects are potentially conducive to open-pit mining; 2) ensured that an updated mineral resource estimate for the Strange Lake project will be completed in early March 2011; 3) completed preliminary metallurgical studies of the Strange Lake mineralization that suggest the material is amenable to a simple acid-digestion process, and 4) expanded our complement of technical and other professionals to ensure completion of a prefeasibility study for the B-Zone deposit for delivery by late 2011 to early 2012. With the discovery of new areas of mineralization at Strange Lake and Misery Lake, we anticipate a significant amount of additional resource potential will supplement the REE deposits we have identified so far. Using its strong and expanding technical team and leading-edge exploration technologies in defining new rare earth resources, Quest is striving to become the leader in the rare earth exploration sector and a partner of choice for more advanced exploration opportunities.
     On behalf of the Board of Directors, I would like to thank the officers, employees and our shareholders for their continued support in allowing Quest to realize its potential in becoming one of the leaders in the rare earth exploration sector. We look forward to a continued eventful and successful future for the Corporation.

Peter J. Cashin President & CEO

February 21, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS
As at February 21, 2010
     The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. (“Quest” or the “Corporation”) covers the period from November 1, 2009 to its fiscal year-end on October 31, 2010, unless otherwise noted. It should be read in conjunction with the Corporation’s audited financial statements and the related notes. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in Canadian dollars unless otherwise noted.
Forward Looking Statements
     Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Strange Lake B-Zone Rare Earth Element (REE). In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described in the Corporation’s Annual Information Form (“AIF”) under the heading “Risk Factors”, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.
OVERVIEW
     Quest is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities, led by an experienced management and technical team. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec and the Plaster Rock area of northwestern New Brunswick. The Corporation’s 2009 exploration program led to the discovery of a new rare earth metal deposit, the B-Zone, on the Corporation’s Strange Lake property in northeastern Québec. The Corporation recently completed an Inferred Resource Estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. In addition, the Corporation announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 kilometres south of the Strange Lake project. The Corporation continues to pursue high-value rare earth project opportunities throughout North America.
     Quest’s exploration strategy involves combining prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for buried ore deposits. The Corporation is also a strong believer in conducting exploration through joint ventures with other mining firms to share exploration risk and benefits from its partners’ capabilities in mine development and production.
     The Corporation’s shares are listed for trading on the TSX Venture Exchange under the trading symbol QRM. Additional information for Quest can be found on SEDAR (www.sedar.com) and on Quest’s web site (www.questrareminerals.com).

QUEBEC, NEWFOUNDLAND AND LABRADOR PROJECTS
Strange Lake Rare Earth Project
     The Strange Lake property comprises a total of 1,163 claims, of which 212 claims are situated in Newfoundland and Labrador. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine, covers an area of 46,520 hectares (see Figure 1). Exploration work over our Strange Lake Project was focused around the Strange Lake B-Zone rare earth element (REE) deposit discovered by Quest in 2009 and around additional anomalous REE showings identified by Quest crews on the property.
Figure 1 — Property Location Map, George River Area Projects,
Quebec and Newfoundland and Labrador
Current Work
     During the 2010 exploration season, field work included surface prospecting, geological mapping, hand and mechanical stripping and washing of trench areas, collection of an 18-tonne bulk sample and a 78-hole definition diamond drilling program. In addition, a Preliminary Resource Estimate and Preliminary Economic Evaluation (PEA) study were completed for the B-Zone deposit by Wardrop Engineering of Toronto, Ontario (“Wardrop”) in April and September 2010, respectively.
     The diamond-drilling program was based entirely in the B Zone and comprised 15,390.47 m (Figure 2). Drilling was conducted to expand the known limits of the REE-mineralized zone, herein called the “pegmatite zone” and to infill previously drilled sections, adding increased resolution relative to the 2009 drilling program. Additionally, drilling was conducted to determine the depth of the alteration at the B Zone, which was unknown at the conclusion of 2009 drilling. Of the total 2010 meterage, 1,120.80 m derive from the extension of six 2009 drill holes.

Figure 2 — Diamond Drilling Location Map, B-Zone REE Deposit, Strange Lake Project, Quebec
     The definition-drilling program has tested the B-Zone at drill centers of between 50-100 m. The drill results have confirmed the presence of strong REE mineralization over a 1.2 km strike length and over horizontal widths of up to 600 m. Drilling has defined the mineralization to be a set of near-surface and relatively flat dipping horizontal sheets. The mineralized zone is composed of a thicker, north-trending Pegmatite Zone at the core (or “spine”), which is surrounded by a thinner mineralized envelope (see Figure 3). The mineralization has been defined to vertical depths of more than 191.0 m and constitutes the highest grades observed in the B-Zone deposit. The surface footprint of the deposit is seen to coincide with a two km-long, northeast trending airborne radiometric anomaly that is located to the northwest of the Strange Lake Main Deposit. The radiometric anomaly abuts to the northwest against Brisson Lake and may extend further northwards, under the lake. Historical Iron Ore Company of Canada (IOC) drilling, located one km further to the north, indicates that mineralization may continue in this direction.
     A bulk sample was collected from the surface expression of the B-Zone in October 2010 for the purpose of providing a larger supply of material for scaled-up metallurgical test work in 2011 as a continuing evaluation of processing techniques progresses. This sample was collected from the surface by blasting, and comprises approximately 18 tonnes of material, predominantly pegmatite. Currently this material is in storage in Sept lles, Quebec, and will be moved to the metallurgical laboratory that will perform the Phase 2 portion of the B-Zone Metallurgical Study to commence later in 2011.

Figure 3 —	Typical Drilling Cross-Section Through the B-Zone Deposit, Strange Lake Project, Quebec
Table 1 — Ten Highest Values of TREO Mineralization for Pegmatite Drilling Intervals Greater than 10 m in Thickness, Strange Lake B-Zone REE Deposit, Quebec

Borehole	From (m)	To (m)	Length (m)	TREO%	HREO%	LREO%	HREO/TREO%
BZ10093	52.10	64.00	11.90	3.450	2.218	1.232	35.71
BZ10089	8.25	20.30	12.05	3.215	1.638	1.577	49.05
BZ10035	31.36	50.05	18.69	2.758	0.968	1.790	64.91
BZ10070	196.70	211.00	14.30	2.651	2.185	0.466	17.58
BZ10034	12.00	23.00	11.00	2.396	1.221	1.175	49.03
BZ10083	47.60	69.90	22.30	2.108	1.093	1.015	48.14
BZ10040	20.90	38.00	17.10	2.079	0.726	1.354	65.10
BZ10031	13.38	37.03	23.65	2.065	1.244	0.821	39.76
BZ10088	6.70	19.10	12.40	1.962	0.856	1.105	56.34
BZ10043	60.12	80.80	20.68	1.957	0.971	0.985	50.36
Where: TREO=Total Rare Earth Oxides, includes Y2O3=yttrium oxide (*), La2O3=lanthanum oxide (*), Ce2O3=cerium oxide (*), Pr2O3=praseodymium oxide (*), Nd2O3=neodymium oxide (*), Sm2O3=samarium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide (*), Dy2O3=dysprosium oxide (*), Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide (*), Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide (*); LREO=light rare earth oxides, includes La2O3=lanthanum oxide, Ce2O3=cerium oxide, Pr2O3=praseodymium oxide, Nd2O3=neodymium oxide, Sm2O3=samarium oxide ; HREO=heavy rare earth oxides, includes Y2O3=yttrium oxide, Eu2O3=europium oxide, Gd2O3=gadolinium oxide, Tb2O3=terbium oxide, Dy2O3=dysprosium oxide, Ho2O3=holmium oxide, Er2O3=erbium oxide, Tm2O3=thulium oxide, Yb2O3=ytterbium oxide, Lu2O3=lutetium oxide. The principal REO at the B-Zone are depicted by an asterisk (*).

Preliminary Resource Estimate (April 2010)
     A National Instrument 43-101 compliant resource estimate was completed for the B-Zone rare earth deposit within the Strange Lake Project, Quebec. The estimate was prepared by Wardrop, which has recommended that the deposit warrants further investigation and development.
     The base-case resource was estimated using a Total Rare Earth Oxide (TREO) cut-off grade of 0.85% TREO (Table 2). At this cut-off, the B-Zone hosts an Inferred Resource of 114.8 million tonnes grading 0.999% TREO, 1.973% zirconium oxide, 0.208% niobium pentoxide, 0.053% hafnium oxide and 0.082% beryllium oxide. In addition, Table 2 illustrates the grade averages for all of the Rare Earth oxides at the various cut-offs. It is estimated that Heavy Rare Earth Elements (HREE) represent between 43% and 51% of the TREO in the deposit
     Mineralisation within the deposit is currently open in all directions. It was intended to expand the knowledge of this with further, higher-density diamond drilling in 2010. Drilling also assessed the resource potential of other REE occurrences identified on the property in 2009.
Table 2 — Results of the Preliminary Resource Estimate, B-Zone REE Deposit, Strange Lake Deposit, Quebec

TREO%	Tonnes		Proportion of HREO**
Cut-off	(x000 t)	TREO%*	in TREO%	ZrO2%	Nb2O5%	HfO2%	F%	BeO%
1.20%	11,809	1.354	51%	2.097	0.291	0.055	0.908	0.129
1.10%	21,757	1.260	50%	2.101	0.272	0.056	0.861	0.119
1.00%	40,388	1.161	47%	2.069	0.248	0.056	0.842	0.108
0.95%	54,560	1.112	46%	2.051	0.236	0.055	0.818	0.100
0.90%	82,541	1.048	44%	2.008	0.220	0.054	0.773	0.090
0.85%	114,823	0.999	43%	1.973	0.208	0.053	0.729	0.082
0.80%	133,654	0.975	43%	1.957	0.203	0.053	0.705	0.078
0.70%	137,639	0.970	43%	1.955	0.202	0.053	0.697	0.077

*	includes Y2O2
     Where: HfO2 — hafnium oxide; ZrO2 — zirconium oxide; Nb2O5 — niobium pentoxide; F — fluorine; BeO — beryllium oxide
Notes:
1.	Total Rare Earth Oxides (TREO) includes: La2O3, ,Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

2.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

3.	Wardrop considers a base case cut-off grade of 0.85% TREO to be reasonable in the absence of metallurgical data and economic parameters (i.e. operating costs).

4.	Average specific gravity of 2.72 g/cc

5.	The resource estimate has been classified as an Inferred Resource for this reason and for the relatively wide-spaced sample support within the current outlined deposit.

6.	Resource Estimate is based on:
•	A database of 19 drill holes totalling 3,905.3m of diamond drilling where samples were composited on 2m lengths.

•	Specific gravity (SG) used the overall mean of 2.72 g/cc from 80 SG readings

•	Geological model bounded by 0.9% TREO limit above and below the deposit

•	Block model was estimated by Ordinary Kriging interpolation method on blocks 40m x 40m x 10m.

•	Resource Estimate assumes 100% recovery as metallurgical results are pending.
Preliminary Economic Assessment (September 2010)
     The results show positive cash-flow, a strong Internal Rate of Return and strong Net Present Value metrics at discount rates of up to 20% for a potential mining operation at Strange Lake (Table 3). The Wardrop study utilizes an open-pit mining operation model and a Total Rare Earth Oxide (TREO) price deemed conservative, as it is similar to the 2007 trailing three-year average price. Accepted consensus is that REE prices have increased since 2007. For this study, the total tonnes of concentrate produced of TREO, Nb2O5 and ZrO2 were considered marketable and contribute to revenues in the financial model.

     Wardrop applied a conventional Truck and Shovel open-pit mining operation model to the Strange Lake B-Zone deposit at a production rate of 4,000 tonnes per day (tpd), for the first 25 years of production, using the 1.0% Total Rare Earth Oxide (TREO) cut-off presented in the Preliminary Resource Estimate previously reported by Quest (see Press Release : April 7, 2010: 40.4 million tonnes grading 1.161% TREO, 2.07% zirconium oxide (ZrO2), 0.25% niobium oxide (Nb2O5) and 0.053% hafnium oxide (HfO2), see cautionary statements below). The total operating costs per tonne of ore milled is estimated to be C$102/t. Under these project parameters, the B-Zone operation would pay back capital expenditure (CAPEX), have a positive cumulative cash flow in the fourth year of operation, show positive pre-tax cash-flows of up to C$368.2 million per year, an Internal Rate of Return (IRR) of 36.4% and finally a Pre-Tax Net Present Value (NPV) of C$1.41 billion at a 12% discount rate. The project remains strongly positive when applying up to a 20% discount rate. Life-of-Mine Total Pre-Tax cash-flows of more than C$7.97 billion have been calculated.
     An estimated CAPEX of C$563.4 million will be required for establishment of the mine, mill/concentrator, site utilities and storage, road and slurry pipeline construction to the Newfoundland and Labrador coast, tailings facilities and infrastructure development required for the operation. A 25% contingency cost ($99.3 million) was included in calculating total project expenditures.
Table 3 — Pre-Tax Net Present Value (NPV) Calculation — Strange Lake B-Zone Deposit

Discount Rate	Pre-Tax and Pre-Finance Net Present Value ($CAN)
6%	$3,149,211,228
8%	$2,383,979,541
10%	$1,825,703,831
12%	$1,410,907,859
15%	$969,415,008
20%	$521,691,996
     Metal pricing used in the study is based on 2010 projections reported for a similar Rare Earth project and was validated using trailing three-year average pricing (Table 4). The following metal pricing is used in the financial analysis (in US$): TREO — $21.94/kg, Nb2O5 - $45.00/kg and ZrO2 - $3.77/kg. If three-year average pricing for TREO were used for the metal distribution in the B-Zone, a TREO price of approximately US$36.00/kg would result and the IRR would increase to more than 50%. At full production, the operation would produce more than 22,600 t of TREO concentrate, more than 4,800 t of Nb2O5 concentrate and nearly 40,200 t of ZrO2 concentrate annually.
     Sensitivity analysis of the model indicates that the operation would be most sensitive to changes in metal pricing and least sensitive to changes in operating costs. An exchange rate of $1US = $1.04CAN was used in the study.
Reconnaissance Exploration
     Quest conducted additional prospecting and mapping on the Strange Lake property. A total of 124 samples were collected during the mapping program, 84 samples during the channel sampling, and 183 samples during the prospecting program. Mapping comprised delineation of major geological units within the Quebec portion of the Strange Lake alkalic complex and the mapping and channel sampling of multiple trenched, stripped or otherwise exposed REE mineralization in the vicinity of the B Zone. All of the detailed geological work conducted at the B Zone remains untested by drilling. Prospecting comprised continued evaluation of mineralized boulder trains south of the Main Zone which have originated in Quebec and suggesting great potential for further mineralization south of the B Zone. Prospecting was also conducted north of the B Zone on a coincident gold and linear magnetic anomaly. Results were inconclusive and more work is required. Table 5a highlights results from prospecting and Table 5b highlights results from detailed mapping and trenching programs at the B Zone.

Table 4 — Rare Earth Oxide Pricing Used for the Strange Lake PEA Study

REO	US$/kg	Price Source
La2O3	$4.26	2007 3-Yr Ave.
Ce2O3	$2.77	2007 3-Yr Ave.
Pr2O3	$23.24	2007 3-Yr Ave.
Nd2O3	$24.52	2007 3-Yr Ave.
Sm2O3	$3.59	2007 3-Yr Ave.
Eu2O3	$335.74	2007 3-Yr Ave.
Gd2O3	$10.29	2007 3-Yr Ave.
Tb2O3	$573.46	2007 3-Yr Ave.
Dy2O3	$88.55	2007 3-Yr Ave.
Ho2O3	$25.50	2007
Er2O3	$55.00	2007
Tm2O3	$90.00	2007
Yb2O3	$25.00	2007
Lu2O3	$500.00	2007
Y2O3	$8.74	2007 3-Yr Ave.
It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability (NI43-101/3.4(e)). The preliminary economic assessment (PEA) outlined in this document includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized (NI43-101/2.3(3bi)).
Table 5a — Top 10 TREO from Prospecting Sampling in 2010, Strange Lake Project, Quebec

SAMPLE	Lithology	Sample Type	Zone	TREO	LREO	HREO	HREO/TREO%
204848	pegmatite	grab	A Zone	4.638	2.346	2.292	49.42
204830	pegmatite	grab	A Zone	3.418	0.514	2.905	84.99
207827	pegmatite	grab	A Zone	1.129	0.83	0.299	26.48
207880	pegmatite	grab	Aparna	0.938	0.573	0.365	38.91
204846	pegmatite	grab	South SLAC	0.91	0.701	0.209	22.97
207829	pegmatite	grab	South SLAC	0.892	0.631	0.261	29.26
207811	pegmatite	grab	A Zone	0.865	0.557	0.308	35.61
204887	pegmatite	grab	SLG	0.826	0.458	0.368	44.55
207819	pegmatite	grab	Aparna	0.824	0.618	0.206	25.00
204838	pegmatite	grab	A Zone	0.787	0.522	0.265	33.67
Future Exploration
     Quest has supplied Wardrop with a complete 2010 exploration data suite for the purpose of updating the B Zone resource estimate and it is expected that the update will be provided by Wardrop in early March 2011.
     The 2011 exploration program will comprise a winter and summer phase and will represent a still larger increase in activity relative to 2010. The 2011 winter program, consisting of 5,000 m of drilling, will focus primarily on defining the extent of the pegmatite zone, where it is projected to continue under Lac Brisson to the northwest. Quest is commencing a pre-feasibility study (PFS) in 2011 and drilling in the summer program, expected to be approximately 30,000 m, will be in support of the PFS. Metallurgical testing and test processing will continue as part of the PFS, including the development of conceptual processing flowsheets that accommodate a variety of chemical variables. As part of the PFS, the following major components of work will also be undertaken: engineering (infrastructure etc), environmental baseline studies, financial/economical analysis and additional resource updating.

Table 5b —	Top 10 TREO Results from Mapping and Channel Sampling in 2010, Strange Lake Project, Quebec

SAMPLE	Lithology	Sample Type	Zone	TREO	LREO	HREO	HREO/TREO%
204697	Pegmatite	outcrop	B Zone	10.769	7.350	3.420	31.76
204680	subsolvus granite	outcrop	B Zone	4.669	4.378	0.291	6.23
204687	Pegmatite	outcrop	B Zone	3.172	1.480	1.692	53.34
204729	Pegmatite	outcrop	B Zone SLG	2.792	1.195	1.597	57.20
204793	Pegmatite	outcrop	Zone	2.704	1.098	1.606	59.39
297324	inclusion-bearing subsolvus granite	channel	B Zone	2.676	1.222	1.454	54.33
297331	Pegmatite	channel	B Zone	2.468	1.811	0.657	26.62
297290	quartz monzonite	channel	B Zone	2.410	1.457	0.952	39.50
204678	fluorite breccia	grab	B Zone	2.265	1.222	1.042	46.00
297297	quartz vein	channel	B Zone	1.999	1.454	0.545	27.26
     Prospecting to the north of the B-Zone will continue to evaluate a significant coinciding gold and linear magnetic feature that was briefly prospected in 2010 as well as follow up on other geochemical anomalies in the Strange Lake project area. Several of the newly-exposed REE mineralized surface exposures will be drill tested in 2011 to determine the subsurface continuity of mineralization.
Misery Lake Rare Earth Project, Quebec and Newfoundland and Labrador
     The Misery Lake Property consists of a single claim block comprising 1,685 claims with 45 claims being in Newfoundland and Labrador. The property is located 120 km south of the Strange Lake Project and covers a total of 79,300 hectares. The rare earth potential of the Misery Lake area was first recognized by Quest crew during August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. A total of 145 claims were staked to cover the anomalous feature in September 2007. Following very positive results, during the 2009 and 2010 compilation and exploration programs, an additional 1,631 claims were staked in the area. In 2010, a total of 91 claims were allowed to lapse in Newfoundland and Labrador. Finally, these programs led to the identification of three large, rare earth bearing, ring features which are characterized as a series of 5 to 6-km diameter, compositionally-zoned ultramafic to granitic alkali complexes. The magnetic rings are aligned in an approximate north-south direction (see Figure 4). The Misery Lake geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.
Current Work
     Exploration work on the property consisted of prospecting, geological mapping, till geochemical sampling survey, a four line-km ground magnetic survey and an eight-hole, 1,200 m diamond drilling program. In the summer of 2010 Quest undertook a detailed prospecting and mapping program over the three, north-south aligned ring features and other radiometric anomalies on the property. During July and August, the prospecting and mapping crews sampled a total of 561 grab and channel samples. Values of up to 23.87% Total Rare Earth oxides (TREO), 60.19% iron oxide (Fe2O3), 5.13% titanium oxide (TiO2), 8.37% phosphate (P2O5), 9.28% niobium oxide (Nb2O5) and 18.20% zirconium oxide (ZrO2) were returned from grab sampling of bedrock and locally-derived boulders (see Table 5 and Figure 4). A till geochemical survey was carried out over the Misery Lake claim block in July and August 2010. A total of 1,222, 25-50 cm deep, sandy till samples were collected over approximately 25 days by a 3-man crew. Several till geochemical REE anomalies were obtained at the margins of the three ring features and coincident radiometric anomalies (see Figure 5) identified by a Quebec Government airborne geophysical survey released in March 2010 over the Misery Lake property area. The proximity of REE anomalies in till to concentric magnetic features and mineralized outcrops combined with abundant topographic barriers, which promote till deposition on the up-ice side of crag-and-tail hills suggest very short distance from the bedrock source for these anomalies.
     During August 2010, a ground magnetic survey was carried along four 1-km long lines across the Misery Lake magnetic feature (northernmost feature). The goal of this survey was to guide the diamond drilling program. During September 2010, an eight-hole (ML10001 to ML10008) drilling program was performed along two stratigraphic sections where the best magnetic anomalies were obtained (see Figure 6). A total of 1,241 meters were drilled and a total of 639 core samples were sent to Actlabs in Ancaster, Ontario. Units intersected in the drilling mainly consist of syenite with pyroxene, amphibole and little olivine. Some mafic units were also encountered and possibly consist of olivine bearing gabbros with up to 5% magnetite. No magnetite rich units, as observed in outcrops and in boulders from surface reconnaissance exploration, were intersected in the drilling. No significant assay results were obtained to date.
Table 5 — Best Analytical Results from Grab Samples in Outcrops, Misery Lake Project, Quebec

Sample	Rock Type	TREO (%)	HREO (%)
205273	Quart Syenite	23.87	63.66
205237	Quart Syenite	12.03	14.38
205459	Quart Syenite	9.59	30.79
205460	Quart Syenite	9.40	15.13
205144	Quart Syenite	8.60	13.37
205457	Quart Syenite	6.49	13.21
205461	Quart Syenite	6.02	14.94
205027	Quart Syenite	5.44	13.26
205236	Quart Syenite	5.13	14.01
205067	Quart Syenite	4.48	51.97
Figure 4 — Significant Grab Sample Location Map, Misery Lake Project, Quebec

Figure 5 —	Distribution of REE-Y-U-Th-Be-Pb Factor Scores in Till Geochemical Survey, Misery Lake Project, Quebec

Figure 6 —	Location of Borehole Collars and Surveyed Ground Mag Lines, Misery Lake Project, Quebec

Alterra Strange Lake Option Property Agreement, Newfoundland and Labrador
     Quest initiated negotiations in 2010 to acquire a participation in a rare earth property adjacent to Quest’s Strange Lake, Quebec claims. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence (Figure 7).
     On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Newfoundland and Labrador.
Figure 7 — Alterra Strange Lake Option Property Location Map, Newfoundland and Labrador
     Under the terms of the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra over a period of three years and by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years. Upon completing all of the payments mentioned above, Quest will have an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.
Current Work
     During the 2010 exploration program, preliminary planning and data compilation were conducted on the Quest — Search and Alterra option claims.

Future Exploration Activities
     Quest will be conducting a short drilling program in the winter 2011 to follow up on historical Iron Ore Company (IOC) mineralized occurrences as well as those identified by Quest’s exploration work in the area.
Ramusio Rare Earth Project, Quebec and Newfoundland and Labrador
     The Ramusio Property consists of a single claim block comprising 94 claims with 58 claims being in Newfoundland and Labrador. The property is located 60 km south of the Misery Lake Project and covers a total of 2,842 hectares. Quest acquired these claims as a result of a newly-released Regional Airborne Magnetic data from the Newfoundland and Labrador Government. The Mag data indicated a number of circular magnetic features similar to the ring features as observed at Misery Lake. The claims cover the western portion of a significant radiometric anomaly.
Current Work
     During 2010, a one-day prospecting program was conducted on the property. A total of five grab samples were collected. No significant results have yet been obtained.
Future Exploration Activities
     More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. A combined prospecting and mapping program has been proposed for 2011.
Nanuk Uranium Project, Quebec
     The Nanuk Property consists of a single claim block comprising 336 claims and totaling 16,285 hectares. The property is located within the George River Area approximately 175 km northeast from Schefferville and 60 km south from the Strange Lake Project. Four significant areas of bedrock mineralization, covering an area of 1 km wide by 4 km long, had been identified on the property since its acquisition. This good continuity of uranium mineralization is associated to a sequence of tightly-folded, medium to coarse grained, leuco-granite horizons with biotite. Previous prospecting, bedrock channel sampling, and drilling revealed good vertical and lateral continuity of the mineralization. One hole, borehole NA09-1, intersected a sequence of folded horizons of hematized leuco-granites and mafic gneisses grading 0.041% U3O8 over 7.35m.
Current Work
     During 2010, limited exploration work was conducted on the property. A total of 456 claims were dropped in the southern and northern parts of the property, where previous work did not return any significant results. The current Nanuk Claim Block covers all significant uranium mineralization.
Future Exploration Activities
     More exploration work will be required in 2011 to obtain sufficient credits to maintain the claims in good standing. The Corporation is currently seeking out an exploration partner to carry forward exploration on the project in 2011.
Stewart Lake Project, Quebec
     The Stewart Lake uranium project consists of 294 mining claims covering approximately 14,054 hectares and lies immediately to the west of Quest’s trange Lake property, Quebec. The property was part of Quest’s original uranium claim holdings in the George River area covering a known Proterozoic sedimentary basin filling the unconformity with Arechean basement gneisses. To date, no significant uranium mineralization has been identified on the property.

     During 2008, limited exploration work was conducted on the property to map out the boundary contact of the sedimentary basin, to carry out general reconnaissance sampling of bedrock occurrences and to complete approximately 810 line-km of airborne geophysical surveys over the property. No significant targets were identified by this work. On October 7, 2008, the Government of Quebec announced the establishment of a Protected Zone covering an area of 7,282 km2 along a 350 km section of the George River. The protected area enveloped the central and western extremity of the Stewart Lake claims. Although Quest was allowed to retain its property interests, it brought into question Quest’s ability to develop any of the property’s future resource opportunities.
Current and Future Work
     Limited exploration was performed in 2010 and the Corporation is currently reviewing the property and the impact of the Government of Quebec’s establishment of a Protected Zone covering the central and western extremity of the Stewart Lake claims.
Kenora North and Snook Lake Uranium Projects — Northwestern Ontario
     The Kenora North project is an amalgamation of four properties (Can Fer, Snook, Pancer and Scottie Lake) that were staked in early 2007 to cover historical uranium occurrences. Regional lake-bottom geochemical surveys and Federal Government airborne geophysical surveys were also utilized in the selection of favourable target areas. The area is readily accessible by new forestry roads. Prospecting in late 2007 led to the re-location of several historic uranium occurrences and to the discovery of numerous new showings, along a 50-km long radiometric trend. Encouraging results obtained from prospecting over the Can Fer, Pancer, Snook and new Thor and Scottie Lake showings led to the staking of a total of 36,000 hectares of claims to cover the full extent of the radiometric trend and to consolidate previous Quest staking.
Current and Future Work
     Prospecting crews evaluated the airborne geophysical anomalies over the Scottie Lake area this past fall and discovered new zones of bedrock uranium mineralization returning up to 0.295% U3O8. Limited exploration work was performed during 2010 and no additional exploration work is contemplated. Accordingly, the properties were written-down in 2010.
Plaster Rock Uranium and Copper Project, New Brunswick
     Uranium mineralization in New Brunswick is closely related to Devonian-aged intrusions and related volcanic rocks and younger Carboniferous-age sedimentary rocks. Quest’s 100%-owned Plaster Rock property is located in a Carboniferous-age basin, known as the Plaster Rock basin. The 81- claim property comprises 1,296 hectares and straddles an eight-kilometer long section of the western margin of the Plaster Rock basin, in fault contact with Devonian-age felsic volcanic rocks. Several airborne radiometric anomalies were evaluated as well as some old soil geochemical anomalies reported by previous workers. This combined prospecting, mapping, and trenching program was successful in identifying two new copper and uranium anomalous zones.
Current Work
     Due to the Corporation’s focus on its Quebec and Newfoundland and Labrador projects in 2010 limited exploration work was conducted on the property. A total of 116 claims were allowed to lapse in the northern and western parts of the property where previous work did not return any significant results. The current Plaster Rock claim block covers all significant uranium and copper showings within the Carboniferous Formation (Red Beds).
Future Exploration Activities
     Quest plans to carry out exploration work in 2011 in order to obtain sufficient credits to maintain the claims in good standing.

Other Projects, Quebec, Newfoundland and Labrador, Ontario and New Brunswick
     Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects which have not evolved into “Name-designated“ projects as of October 31, 2010. Based on an on-going review and analysis of these projects and their accumulated expenditures, the Corporation decided to write-off all of the incurred mining acquisition costs and deferred exploration expenditures.
Qualified Persons
     Mr. Peter Cashin, P. Geo., is the qualified person on the exploration projects presented in this report under National Instrument 43-101 and was responsible for the contents of this report and has approved the disclosure of the technical information contained herein.
     Tim Maunula, P. Geo., Chief Geologist with Wardrop Engineering Inc., A Tetra Tech Company, is the Qualified Person responsible for the mineral resource estimate. The effective date of the resource estimate is April 5, 2010.
     Mr. Mike McLaughlin, P.Eng., Mr. Peter Broad, P.Eng., Mr. Wenchang Ni, P.Eng., Mr. Aleksandar Zivkovic, P.Eng. and Mr. Paul Daigle, P.Geo. of Wardrop Engineering Inc., A Tetra Tech Company, Toronto, Ontario, were the qualified persons responsible for the PEA study. The effective date of the PEA study is September 9, 2010.

Results of Operations
     The following table summarizes selected financial data of the Corporation for the last three fiscal years ended October 31, 2010; October 31, 2009 and October 31, 2008.

	Year ended	Year ended	Year ended
	October 31, 2010	October 31, 2009	October 31, 2008
	$	$	$
Revenues	11,968	3,080	129,393
Net loss	(4,672,443)	(1,618,734)	(418,900)
Basic and fully diluted net loss per share	(0.11)	(0.05)	(0.02)
Total assets	65,584,776	11,539,995	4,557,419
Total long-term financial liabilities	—	—	252,529
Cash dividends	—	—	—
Fiscal year ended October 31, 2010 compared with the fiscal year ended October 31, 2009
     Revenue, consisting of interest income, totaled $11,968 for the year ended October 31, 2010 compared to $3,080 for the year ended October 31, 2009 and was as a result of interest earned on funds on deposit derived from equity financings and exercise of stock options and warrants in 2010.
     Expenses for the year ended October 31, 2010, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $4,684,411 as compared to $2,315,342 for the year ended October 31, 2009.
     For the year ended October 31, 2010, the Corporation reported a net loss of $4,672,443 as compared to a net loss of $1,618,734 for the year ended October 31, 2009. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.
     Professional fees, Investor relations and Administration expenses totaled $4,134,320 ($966,883 — 2009). The increase of $3,167,437 related to the following variations:
•	Professional fees increased by $182,053 to $307,373 ($125,320 — 2009) and consisted of higher legal fees of $75,566 and consulting and professional fees of $106,487 due to the significant increase in activities of the Corporation during 2010 compared to 2009.

•	Investor relations expenses totaled $612,536 compared to $204,574 for the year ended October 31, 2009. The net increase of $407,962 related to higher investor relations activities, international marketing initiatives and shareholders’ communication and corporate development expenses as the Corporation was continuously keeping its shareholders and potential investors updated about the Corporation’s progress and activities during 2010. The following major variations included: an increase in Stock transfer and listing fees of $12,979 to $37,678 ($24,699 — 2009); an increase of $50,027 to $83,096 ($33,069 — 2009) in costs related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular, regulatory fees; and quarterly reports to shareholders; and an increase of $344,956 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $491,762 ($146,806 — 2009).

•	Administration expenses increased by $2,577,422 to $3,214,411 in 2010 from $636,989 in 2009. The main components of this variation consisted of an increase of $2,481,081 in Stock-based compensation costs to $3,027,362 ($546,281 — 2009). The costs related to Stock-based compensation in fiscal 2010 totaled $3,264,337 ($601,595 — 2009) and consisted of $236,975 ($55,314 — 2009) which was included in Mining properties and deferred costs and $3,027,362 ($546,281 — 2009) which was included in Administration expenses. The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares as well as the expected volatility; an increase of $43,194 in administrative salaries to $84,808 ($41,614 — 2009) due mainly to the hiring of additional personnel; an increase in other office expenses of $24,763 to $35,174 ($10,411 — 2009); a increase in Education and training expenses of $28,330 to $32,113 ($3,783 — 2009), an increase in Directors’ and Officers’ liability insurance expenses of $554 to $15,454 ($14,900 — 2009); offset by a decrease of $500 to $19,500 ($20,000 — 2009) in amounts paid related to the Montreal head office.
     During the year ended October 31, 2010, the Corporation recorded a write-down of mining properties and deferred costs of $419,079 ($1,358,150 — 2009). The costs of mining properties and deferred costs are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. In fiscal 2010, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.
     The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 5 to the Notes to Financial Statements totaled $9,060,574 in 2010 ($3,306,667 — 2009) and consisted of $8,660,498 ($3,035,926 — 2009) in exploration expenses; $236,975 ($55,314 — 2009) in stock-based compensation expense and $163,101 ($215,427 — 2009) in acquisition costs. In addition, the Corporation recorded Tax credits receivable of $3,727,410 ($942,112 — 2009) relating to these expenditures.
     The Corporation has recognized its Investments held for trading on the balance sheet at their fair value, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2010, the fair value of the Investments held for trading was $31,600 compared to $50,000 as at October 31, 2009. The corresponding Unrealized loss on investments held for trading was $23,400 in 2010 compared to an Unrealized gain of $42,000 in 2009.
     Interest expense totaled $21,933 for 2010 ($32,309 — 2009) and consisted of $15,904 ($Nil — 2009) on the convertible loan from SIDEX and $6,029 ($32,309 — 2009) related to tax under Part XII. 6 of the Income Tax Act as a consequence of the look-back rule.
During the year ended October 31, 2010, the Corporation recorded an accretion expense of $85,679 ($Nil — 2009) related to the debt discount on the $1,500,000 convertible loan from SIDEX which was amortized over the term of the loan using the effective interest method. The liability component of the SIDEX convertible loan was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component.
Fiscal year ended October 31, 2009 compared with the fiscal year ended October 31, 2008
     Revenue totaled $3,080 for the year ended October 31, 2009 compared to $129,393 for the year ended October 31, 2008. While there was a considerable increase in the funds on deposit as a result of the equity financings in fiscal 2009 when compared to fiscal 2008, the decrease of $34,404 in interest earned was as a direct result of the significant drop in interest rates during fiscal 2009 compared to fiscal 2008. With the termination of option agreements with Nebu Resources Inc. in March 2009, Operator’s fees earned on option agreements were $Nil for the year ended October 31, 2009 compared to $90,909 earned for the year ended October 31, 2008. Other income totaled $Nil compared to $1,000 in fiscal 2008 which was derived from fees charged by the Corporation for consulting services provided to a related corporation.
     Expenses for the year ended October 31, 2009, as detailed in the Statements of Operations, Comprehensive Loss and Deficit, totaled $2,315,342 as compared to $727,850 for the year ended October 31, 2008.
     For the year ended October 31, 2009, the Corporation reported a net loss of $1,618,734 as compared to a net loss of $418,900 for the year ended October 31, 2008. Professional fees, Investor relations and Administration expenses totaled $966,883 ($547,636 — 2008). The increase of $419,247 related to the following variations:
•	Professional fees increased by $46,242 to $125,320 ($79,078 — 2008) as a result of higher legal fees of $20,877 and consulting fees of $25,365 due to the significant increase in activities of the Corporation during the year compared to the previous year.

•	Investor relations expenses totaled $204,574 compared to $229,303 for the year ended October 31, 2008. The net decrease of $24,729 was as a result of the following major variations: a decrease in Stock transfer and listing fees of $52,598 to $24,699 ($77,297 — 2008); a decrease of $4,250 to $33,069 ($37,319 — 2008) related to Quest’s annual meeting, including the printing and mailing of the annual report, proxy and information circular; regulatory fees; and quarterly reports to shareholders; offset by an increase of $32,119 in Advertising, promotion, conferences, printing and dissemination of material and related activities expenses to $146,806 ($114,687 — 2008).

•	Administration expenses increased by $397,734 to $636,989 from $239,255 in fiscal year 2008. The main components of this variation consisted of: an increase of $381,001 in Stock-based compensation costs to $546,281 ($165,280 — 2008). The costs related to Stock-based compensation in fiscal 2009 totaled $601,595 ($187,999 — 2008) and consisted of $55,314 ( $22,719 — 2008) which was included in Mining properties and deferred costs and $546,281 ( $165,280 — 2008) which was included in Administration expenses. The significant increase in Stock-based compensation costs was as a result of the significant increase in the price of the Corporation’s shares and number of options granted; an increase of $24,443 in administrative salaries to $41,614 ($17,171 — 2008); an increase in Directors’ and Officers’ liability insurance expenses of $4,656 to $14,900 ($10,244 — 2008); offset by a decrease of $5,000 to $20,000 ($25,000 — 2008) in amounts paid to Freewest Resources Canada Inc. (Freewest) for the sharing of Freewest’s office and personnel; a reduction in education and training expenses of $6,410 to $3,783 ($10,193 — 2008) and a reduction in other office expenses of $956 to $10,411 ( $11,367 — 2008).
     The net loss for the year ended October 31, 2009 included an amount of $1,358,150 ($150,214 — 2008) related to the write-down of mining properties and deferred costs. The costs of mining properties and deferred costs are capitalized until the results of the project are known and if successful, the related expenditures will be amortized over a period of years pro-rata to anticipated income. If a project is abandoned or if a permanent drop in value for a property is recognized, the related expenditures will be written-down. The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on Mining properties, as detailed in Note 5 to the Notes to Financial Statements totaled $3,306,667 in 2009 ($4,248,028 — 2008) and consisted of $3,035,926 ($1,443,149 — 2008) in exploration expenses; $55,314 ($22,719 — 2008) in stock-based compensation expenses and $215,427 ($2,782,160 — 2008) in acquisition costs. In fiscal 2009, the Corporation performed impairment reviews of its properties and identified certain properties where there was a reasonable probability that the carrying value of the project exceeded its fair value and those properties were written-down to their estimated fair value.

     The Corporation has recognized its Investments held for trading on the balance sheet at their fair values, and changes in fair value are recognized as income or loss in the period in which the change arises. As at October 31, 2009, the fair value of the applicable marketable securities was $50,000 compared to $8,000 as at October 31, 2008. The corresponding Unrealized gain on investments held for trading was $42,000 in 2009 compared to an Unrealized loss of $30,000 in 2008.
     Interest expenses related to the Part XII. 6 tax as a consequence of the look-back rule totaled $32,309 ($Nil — October 31, 2008).
Summary of Quarterly Results
     The following table presents unaudited selected financial information for the eight financial quarters through to the year ended October 31, 2010:

	Year ended				Year ended
	October 31, 2010				October 31, 2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenues	3,291	2,514	1,137	5,026	352	221	1,247	1,260
Net loss	(2,166,765)	(363,830)	(1,717,477)	(424,371)	(872,072)	(631,656)	(141,929)	26,923
Basic and Fully Diluted Net loss per share	(0.05)	(0.01)	(0.04)	(0.01)	(0.03)	(0.02)	(0.00)	0.00
     The Corporation has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.
Fourth Quarter
     Revenue totaled $3,291 for the three-month period ended October 31, 2010 as compared to $352 for the three-month period ended October 31, 2009. The increase of $2,939 was as a result of higher funds on deposit during the quarter. The increase in expenses excluding Interest expense; Accretion expense on convertible loan; Write-down of mining properties and deferred costs; Unrealized loss (gain) on investments held for trading; and Stock-based compensation, which was included in Administration expenses, for the three-month period ended October 31, 2010 totaled $201,825 ($60,517 — 2009). Due to the significant increase in activities of the Corporation during the period as compared to 2009, the net increase related mainly to: an increase of Professional fees of $81,259 ($15,855 — 2009); an increase of $106,522 ($52,934 — 2009) in Investor relations and an increase of $14,044 ($8,272 — 2009) in Administrative expenses net of the Stock-based compensation expenses.
Liquidity and Capital Resources
     Given the nature of the Corporation’s operations which are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates primarily to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity, quality and average unit cost of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.
Fiscal year ended October 31, 2010 compared with the fiscal year ended October 31, 2009
     The Corporation’s main sources of funding are equity markets, outstanding warrants and options. As at October 31, 2010, the Corporation had cash of $50,449,202 ($5,222,448 — 2009) of which $11,500,000 ($Nil — 2009) is restricted in use for exploration expenditures pursuant to flow-through agreements. The Corporation has no long-term borrowings.
     During fiscal 2010, the Corporation raised cash proceeds of $56,836,331 ($9,248,813 — 2009) consisting of: $1.500,000 from the receipt of a secured convertible loan from SIDEX ($Nil — 2009); $40,248,775 ($7,796,148 — 2009) from the issuance of units; $11,500,000 ($1.399,998 — 2009) from the issuance of flow-through shares; $196,240 ($52,667 — 2009) from the exercise of stock options and $3,391,316 ($Nil — 2009) from the exercise of warrants.
     Based on its planned expenditures for fiscal 2011, the Corporation has sufficient funds for its operations for the next year.
Fiscal year ended October 31, 2009 compared with the fiscal year ended October 31, 2008
     The Corporation’s main sources of funding are equity markets, outstanding warrants and options. As at October 31, 2009, the Corporation had cash of $5,222,448 ($76,475 — 2008) of which none ($6,607 — 2008) was restricted in use for exploration expenditures pursuant to flow-through agreements. The Corporation has no long-term borrowings.
     During fiscal 2009, the Corporation raised cash proceeds of $9,248,813 ($2,438,700 — 2008) consisting of: $7,796,148 ($1,088,430 — 2008) from the issuance of units; $1.399,998 ($1,350,270 - 2008) from the issuance of flow-through shares; and $52,667 ($Nil — 2008) from the exercise of stock options.
Outstanding Share Data
     As at February 21, 2011, there were 58,345,099 common shares, 5,085,003 stock options and 6,388,401 warrants outstanding.
Commitments
     The Corporation has a lease for its premises and other operating leases. For the next four years, the Corporation’s minimum annual rental payments total $652,310 as detailed in Note 11 to the financial statements.
Off-Balance Sheet Arrangements
The Corporation does not have any off-balance sheet arrangements.
Income Taxes
     A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favor of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.
     As at October 31, 2010, the Corporation had $11.5 million available to be renounced pursuant its flow-through share arrangements, the tax impact of which will be recorded upon renunciation. The renunciation in 2009 resulted in a future income tax liability of $440,999 and reduced share capital accordingly. This future income tax liability has allowed the Corporation to reduce the valuation allowance on tax pools related to mining properties by a corresponding amount of $440,999, thereby offsetting the future income tax liability. The reduction in the valuation allowance has been recorded in the Statement of Operations, Comprehensive Loss and Deficit.
The Corporation’s tax loss carry-forwards are detailed in Note 9 to the financial statements.
Related Party Transactions
     All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.
     During the year, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the year ended October 31, 2010, the total amount for such services provided was $150,875, of which $99,700 was recorded in mining properties and deferred costs and $51,175 in administration expenses ($140,125, of which $102,675 was recorded in mining properties and deferred costs and $37,450 in administration expenses — 2009).
     During the year, the Corporation retained the services of certain members of the Board of Directors of the Corporation to carry out professional services. For the year ended October 31, 2010, the total amount for such services provided was $34,735, which was recorded in professional fees ($24,000, of which $10,000 was recorded in mining properties and deferred costs and $14,000 in administration expenses — 2009).
     During the year, the Corporation incurred fees in the amount of $417,774 ($102,306 — 2009) to a law firm in which an officer and director of the Corporation is a partner, of which an amount of $134,646 was recorded in professional fees ($54,257 — 2009) and $283,128 in issue costs ($48,049 - 2009). As at October 31, 2010, an amount of $307,405 ($38,834 — 2009) owing to this law firm was included in accounts payable and accrued liabilities.
Financial Instruments
     The Corporation’s financial instruments consist of cash, investments held for trading, and accounts payable and accrued liabilities. Due to their short-term nature, the fair value of these financial instruments approximates their carrying value. The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.
     Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations. The Corporation is not exposed to any significant credit risk as at October 31, 2010. The Corporation’s cash is deposited with major Canadian chartered banks and is held in highly-liquid investments. The policy of the Corporation is to invest in short-term Government of Canada bonds or bonds of a province of Canada or AAA securities, all without risk. Interest earned on Canadian and U.S. cash deposits fluctuated daily at various rates from 0.35% to 0.10% annually. The rates at October 31, 2010 for Canadian and U.S. funds were 0.35% and 0.10%, respectively. In order to ensure that the Corporation maximizes the rate of return on cash funds in excess of its current operating requirements, the Corporation has established an investment committee to oversee the management of these funds. The Corporation’s receivables consist of commodity taxes receivable and tax credits receivable and are therefore not subject to significant credit risk.
     The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.
Critical Accounting Estimates
     The notes to Quest’s October 31, 2010 financial statements outline the Corporation’s significant accounting estimates. The following accounting estimates are considered particularly critical, as they require substantial judgments by management and are, or could be affected by significant factors which are beyond the control of the Corporation:
Recoverability of Mining Properties and Deferred Costs
     The Corporation assesses its capitalized mining property and deferred costs periodically and whenever events or changes indicate that the carrying value may not be recoverable. Recovery of mining properties and deferred costs is dependent upon the discovery of economically recoverable reserves as well as the future costs associated with their production through mining operations or by sale.
     Other critical factors which could significantly impact on the resource property’s recoverable value include environmental and technological risks, governmental and legal requirements, First Nations negotiations and involvement, the ability of the Corporation to obtain sufficient financing, competition for construction resources, industrial demand for its minerals and future market conditions.
Stock-based Compensation and Warrants
     The Corporation offers its directors, officers, employees and consultants a stock-based compensation plan and has issued warrants in certain financings as detailed in the 2010 financial statements. The Corporation uses the fair value method to record cost of the stock options and warrants using the Black-Scholes option pricing model.
     Critical factors which affect the calculation of the stock-based compensation and warrant expense include the expected life and timing of when current outstanding stock options and warrants will be exercised and the future volatility of the Corporation’s stock price, both of which are beyond the direct control of the Corporation.
Changes in Accounting Policies
     During 2010, the Corporation adopted the following new accounting policies:
     Section 3064, Goodwill and Intangible Assets
     In February 2008, the Canadian Institute of Chartered Accounts (“CICA”) issued Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for the measurement, presentation and disclosure of mining properties. The adoption of this standard did not have any effect on the Corporation’s financial statements.
     Financial statement — Fair value measurement
     During the year, in accordance with the applicable transitional provisions, the Corporation adopted revised Section 3862 of the CICA Handbook, Financial Instruments — Disclosures. This Section was amended to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. All financial instruments recognized at fair value on the balance sheets must be classified in three fair value hierarchy levels, which are as follows:
Level 1: Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2: Valuation techniques based on inputs other than quoted prices in active markets that are either directly or indirectly observable;
Level 3: Valuation techniques with significant unobservable market inputs.
The results of the application of these new standards are included in note 12 to the financial statements.
     Financial instruments — recognition and measurement
     On January 1, 2009, in accordance with the applicable transitional provisions, the Corporation adopted revised Section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement. The revised standard changes the categories into which debt instruments are required or permitted to be classified and eliminates the distinction between debt securities and other debt instruments. The adoption of this standard did not have any impact on the financial statements of the Corporation.
Future accounting change
     The recent accounting pronouncement issued, which is not yet effective for the Corporation, is as follows:
     Business Combinations
     In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1601, together with Section 1602, establish standards for the preparation of consolidated financial statements. These Sections will be applicable for the Corporation’s interim and annual financial statements for fiscal years beginning on or after November 1, 2011, with earlier adoption permitted. The Corporation is currently in the process of evaluating the impact of these standards on its financial statements.

International Financial Reporting Standards (“IFRS”)
     In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that public companies will be required to prepare interim and annual financial statements under IFRS for fiscal years beginning on or after January 1, 2011. As the Corporation’s year end is October 31, the Corporation will issue its first interim financial statements prepared under IFRS in the first quarter of 2012. This will require the restatement, for comparative purposes, in its October 31, 2011 financial statements as well an IFRS based opening balance sheet as at November 1, 2010. Although the Corporation is assessing the adoption of IFRS for fiscal 2012, the financial reporting impact of the transition to IFRS has not been determined at the present time.
     In order to transition to IFRS, the Corporation has developed a three-phased approach consisting of: a preliminary diagnostic assessment and scoping phase; a detailed analysis and assessment phase; and implementation phase. Included in the preliminary diagnostic assessment and scoping phase is the identification of the significant differences between current Canadian GAAP and IFRS, as related to the Corporation. This phase will be followed by an in-depth analysis and assessment, consisting of the identification, analysis and evaluation and determination of the accounting policies required with the transition to IFRS including all current internal policies, procedures and systems to ensure their compliance with IFRS. Once completed, the Corporation will implement the identified accounting changes required and verify that the internal policies, procedures and systems reflect those accounting changes.
     The following areas have been identified as potentially having a significant impact on the Corporation’s financial reports: mining properties and deferred costs, stock-based compensation, flow-through shares, tax credits and income taxes. The determination of the total financial impact of the adoption of IFRS has not been quantified at this time. The Corporation envisages a significant increase in disclosure and reporting requirements under IFRS and will ensure that its systems will be able to provide the necessary information. At the present time, the Corporation does not foresee any significant changes to its current systems with respect to the conversion to IFRS.
Risk Factors
     Resource exploration is a highly-speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial-mining operation.
     Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

     The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Corporation’s ability to raise equity financing for its capital requirements.
     Reference is made to the section of the Corporation’s Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.
Management’s Responsibility for Financial Reporting
     Management is responsible for the preparation of the financial statements and other financial information relating to the Corporation included in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada and necessarily include amounts based on estimates and judgements of management.
     Ernst & Young LLP, our independent auditors, are engaged to express a professional opinion on the financial statements. Their examination is conducted in accordance with Canadian generally accepted auditing standards and includes tests and other procedures which allow the auditors to report whether the financial statements prepared by management are presented fairly and in accordance with Canadian generally accepted accounting principles.
     The Board of Directors must ensure that management fulfils its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of three directors, two of whom are not members of management. The Audit Committee meets with the independent auditors to discuss the results of their audit and their audit report prior to submitting the financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. On the recommendation of the Audit Committee, the Board of Directors has approved the Corporation’s financial statements.

(Signed) Peter J. Cashin	(Signed) Mark Schneiderman
President & Chief Executive Officer	Chief Financial Officer

Financial Statements
Quest Rare Minerals Ltd.
(Formerly Quest Uranium Corporation)
(An Exploration Stage Corporation)
Years ended October 31, 2010 and 2009

AUDITORS’ REPORT
To the Shareholders of
Quest Rare Minerals Ltd.
We have audited the balance sheets of Quest Rare Minerals Ltd. (formerly Quest Uranium Corporation) (the “Corporation”) as at October 31, 2010 and 2009 and the statements of operations, comprehensive loss and deficit, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Montreal, Canada
February 21, 2011	Chartered Accountants

[1]	CA auditor permit no. 20871

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
BALANCE SHEETS
As at October 31

	2010	2009
	$	$

ASSETS
Current
Cash (note 3)	50,449,202	5,222,448
Investments held for trading	31,600	50,000
Commodity taxes receivable	885,997	269,261
Prepaid expenses and deposits	362,682	115,512
Tax credits receivable (note 5)	3,352,712	668,974

Total current assets	55,082,193	6,326,195
Tax credits receivable — long-term (note 5)	522,279	147,581
Mining properties and deferred costs (note 5)	9,980,304	5,066,219

	65,584,776	11,539,995

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 4)	2,332,957	280,855

Shareholders’ equity
Share capital (note 6(a))	55,110,324	11,539,429
Warrants (note 6(c))	11,234,987	1,055,690
Contributed surplus	3,640,448	725,518
Deficit	(6,733,940)	(2,061,497)

Total shareholders’ equity	63,251,819	11,259,140

	65,584,776	11,539,995

Nature of operations, contingencies and commitments (notes 1, 5, 10 and 11)
See accompanying notes
On behalf of the Board:

(Signed) Peter J. Cashin	(Signed) Ronald Kay
Director	Director

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
STATEMENTS OF OPERATIONS,
COMPREHENSIVE LOSS AND DEFICIT
Year ended October 31

	2010	2009
	$	$

INCOME
Interest	11,968	3,080

EXPENSES
Professional fees	307,373	125,320
Investor relations	612,536	204,574
Administration expenses (note 6(b))	3,214,411	636,989
Interest expense	21,933	32,309
Accretion expense on convertible loan	85,679	—
Write-down of mining properties and deferred costs	419,079	1,358,150
Unrealized loss (gain) on investments held for trading	23,400	(42,000)

	4,684,411	2,315,342

Loss before income taxes	(4,672,443)	(2,312,262)
Future income tax recovery (note 9)	—	693,528

Net loss and comprehensive loss for the year	(4,672,443)	(1,618,734)

Deficit, beginning of year	(2,061,497)	(442,763)

Deficit, end of year	(6,733,940)	(2,061,497)

Net loss per share
Basic and fully diluted	(0.11)	(0.05)

Weighted average number of outstanding shares
Basic and fully diluted	42,470,501	30,362,069

See accompanying notes

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
STATEMENT OF SHAREHOLDERS’ EQUITY
As at October 31

					Contributed
	Share capital		Warrants		Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance — October 31, 2008	21,357,000	4,245,394	250,050	31,078	187,999	(442,763)	4,021,708
Issuance of shares under flow-through agreements (note 6(a)(vi))	8,114,279	1,399,998	—	—	—	—	1,399,998
Issuance of shares and warrants (note 6(a)(vii))	9,555,636	6,902,741	5,065,251	1,055,690	—	—	7,958,431
Issuance of shares for debt (note 6(a)(viii))	494,739	74,211	—	—	—	—	74,211
Issuance of shares for stock options (note 6(a)(ix))	366,665	147,822	—	—	(95,155)	—	52,667
Issuance of shares on acquisition of mining properties (note 6(a)(x))	50,000	10,000	—	—	—	—	10,000
Share issue costs (note 6(a)(vii))	—	(799,738)	—	—	—	—	(799,738)
Tax benefits renounced on flow- through shares (note 6(a)(xi))	—	(440,999)	—	—	—	—	(440,999)
Expired warrants (note 6(c))	—	—	(250,050)	(31,078)	31,078	—	—
Stock based compensation (note 6(b))	—	—	—	—	601,596	—	601,596
Net loss for the year	—	—	—	—	—	(1,618,734)	(1,618,734)

Balance — October 31, 2009	39,938,319	11,539,429	5,065,251	1,055,690	725,518	(2,061,497)	11,259,140

Issuance of shares under flow-through agreements (note 6(a)(i))	2,300,000	11,500,000	—	—	—	—	11,500,000
Issuance of shares and warrants (note 6(a)(i))	9,470,300	30,834,104	5,323,665	11,301,002	—	—	42,135,106
Issuance of convertible loan (note 6(a)(ii))	—	—	500,000	509,630	518,518	—	1,028,148
Issuance of shares for convertible debt (note 6(a)(ii))	500,000	1,076,049	—	—	(518,518)	—	557,531
Issuance of shares for warrants (note 6(a)(iii))	4,073,921	3,997,535	(4,073,921)	(606,219)	—	—	3,391,316
Issuance of shares for stock options (note 6(a)(iv))	1,275,966	545,647	—	—	(349,407)	—	196,240
Issuance of shares on acquisition of mining properties (note 6(a)(v))	10,000	18,870	—	—	—	—	18,870
Share issue costs (note 6(a)(i))	—	(4,401,310)	—	(1,025,116)	—	—	(5,426,426)
Stock based compensation (note 6(b))	—	—	—	—	3,264,337	—	3,264,337
Net loss for the year	—	—	—	—	—	(4,672,443)	(4,672,443)

	17,630,187	43,570,895	1,749,744	10,179,297	2,914,930	(4,672,443)	51,992,679

Balance — October 31, 2010	57,568,506	55,110,324	6,814,995	11,234,987	3,640,448	(6,733,940)	63,251,819

Quest Rare Minerals Ltd.
[An Exploration Stage Corporation)
STATEMENTS OF CASH FLOWS
Year ended October 31

	2010	2009
	$	$

OPERATING ACTIVITIES
Net loss for the year	(4,672,443)	(1,618,734)
Items not affecting cash
Write-down of mining properties and deferred costs	419,079	1,358,150
Stock-based compensation (note 6[b))	3,027,362	546,281
Unrealized loss (gain) on investments held for trading	23,400	(42,000)
Accretion expense on convertible loan	85,679	—
Future income tax recovery	—	(693,528)

	(1,116,923)	(449,831)
Changes in non-cash working capital items related to operating activities (note 8)	1,188,196	100,241

Cash flows related to operating activities	71,273	(349,590)

INVESTING ACTIVITIES
Mining properties and deferred costs (note 8)	(8,809,729)	(3,241,353)
Government credits	668,974	125,557

Cash flows related to investing activities	(8,140,755)	(3,115,796)

FINANCING ACTIVITIES
Issuance of convertible debt (note 6[a)[ii))	1,500,000	—
Issuance of shares units	40,248,775	7,796,148
Issuance of flow-through shares	11,500,000	1,399,998
Exercise of stock options	196,240	52,667
Exercise of warrants	3,391,316	—
Issue costs (note 8)	(3,540,095)	(637,454)

Cash flows related to financing activities	53,296,236	8,611,359

Net increase in cash during the year	45,226,754	5,145,973
Cash, beginning of year	5,222,448	76,475

Cash, end of year	50,449,202	5,222,448

See accompanying notes

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
1. NATURE OF OPERATIONS
Quest Rare Minerals Ltd, (formerly Quest Uranium Corporation), (the “Corporation”) was incorporated under the Canada Business Corporations Act on June 6, 2007 as a wholly-owned subsidiary of Freewest Resources Canada Inc. (“Freewest”) with the intention of taking over the uranium exploration activities previously carried on by Freewest.
On December 7, 2007, Freewest transferred its 100%-owned uranium properties to the Corporation for 8,000,000 common shares of the Corporation for consideration of $2,400,000. The uranium properties included: (i) the George River property; and (ii) five uranium properties in Ontario and one uranium property in New Brunswick. Freewest retained rights to certain precious metals and base metals with respect to certain properties transferred.
On December 11, 2007, Freewest distributed an aggregate amount of 6,256,979 common shares of the Corporation held by Freewest to its shareholders.
The Corporation is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. The Corporation is currently advancing several projects in certain of Canada’s premier exploration areas as described in note 5. The Corporation’s exploration program to date has led to the discovery of a new rare earth element deposit on the Corporation’s Strange Lake property in northeastern Quebec.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
These financial statements are prepared in accordance with Canadian generally accepted accounting principles. The significant accounting policies followed by the Corporation have been applied consistently in the preparation of these financial statements. The Corporation’s significant accounting policies are summarized as follows.
Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to recoverability of mining properties and deferred costs and fair value for stock-based compensation and warrants. Actual results could differ from those estimates.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Mining properties and deferred costs
The cost of mining properties and related exploration is capitalized on an individual basis until such time as an economic ore body is defined or the prospect is abandoned. If a mineral ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production.
Cost includes the cash consideration, net of tax credits, and the fair value of shares issued for the acquisition of the mining properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are due.
The Corporation assesses its capitalized mining property and deferred costs periodically and whenever events or changes indicate that the carrying value may not be recoverable. Recovery of mining properties and deferred costs is dependent upon the discovery of economically recoverable reserves. An impairment loss is recognized when the Corporation determines that the individual mining properties and deferred costs are not recoverable and exceed the estimated fair value.
Share capital
Proceeds from share unit financings are allocated between common shares and common share purchase warrants by calculating the fair value of the warrants using the Black-Scholes option pricing model and pro rating the relative fair value to share capital and warrants. On the exercise of the warrants, the Black-Scholes related amounts are transferred from warrants to share capital.
Unit issuance costs
Costs incurred in connection with the issuance of units are allocated and netted against each component of the units.
Stock-based compensation
The Corporation offers its directors, officers, employees and consultants a stock-based compensation plan, which is described in note 6.
The Corporation uses the fair value method to record stock options. Consequently, stock-based compensation costs are measured at fair value by using the Black-Scholes option pricing model at the date of grant and are recognized over the vesting period as compensation expenses and contributed surplus. The contributed surplus balance is reduced as the options are exercised and credited to share capital. Any consideration received from the participants to the plan upon the exercise of options is credited to share capital.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Foreign currency translation
Foreign-denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the period. Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.
Income taxes
The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years during which those temporary differences are expected to be recovered or settled.
The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Flow-through shares
A portion of the Corporation’s exploration activities is financed by flow-through share arrangements. Under the terms of flow-through share agreements, the tax deductions of the related Canadian exploration expenditures (“CEE”) are renounced in favor of the investors. Accordingly, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The tax impact related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.
Revenue recognition
Interest income is accrued as earned.
Asset retirement obligations
The Corporation recognizes the legal liability for obligations relating to the retirement of assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period during which it is incurred, added to the carrying value of the related asset, and amortized into income on a systematic basis over the useful life of the related asset. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to net income.
As at October 31, 2010, the Corporation has only performed preliminary exploratory work on its mineral properties and has no asset retirement obligations.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Financial instruments
All financial instruments are classified into one of five categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.
(i)	Financial assets and liabilities classified as held-for-trading are required to be measured at fair value, with gains and losses recognized in net loss.

(ii)	Financial assets classified as held-to-maturity, loans and receivables and other liabilities (other than those held-for-trading) are required to be measured at amortized cost using the effective interest rate method of amortization.

(iii)	Available-for-sale financial assets are required to be measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss). Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.
Income (loss) per share
Income (loss) per share computations is based upon the weighted average number of common shares outstanding during the year. The Corporation uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. In the year of a loss, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
New accounting policies
During 2010, the Corporation adopted the following new accounting policies:
Section 3064, Goodwill and Intangible Assets
In February 2008, the Canadian Institute of Chartered Accounts (“CICA”) issued Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets. This new Section provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. This new Section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development from being considered as intangible assets, as existing Section 3061, Property, Plant and Equipment, contains standards for the measurement, presentation and disclosure of mining properties. The adoption of this standard did not have any effect on the Corporation’s financial statements.
Financial statement — Fair value measurement
During the year, in accordance with the applicable transitional provisions, the Corporation adopted revised Section 3862 of the CICA Handbook, Financial Instruments — Disclosures. This Section was amended to enhance disclosures about fair value measurements and the liquidity risk of financial instruments. All financial instruments recognized at fair value on the balance sheets must be classified in three fair value hierarchy levels, which are as follows:
Level 1: Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
Level 2: Valuation techniques based on inputs other than quoted prices in active markets that are either directly or indirectly observable;
Level 3: Valuation techniques with significant unobservable market inputs.
The results of the application of these new standards are included in note 12.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
2. SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Financial instruments — recognition and measurement
On January 1, 2009, in accordance with the applicable transitional provisions, the Corporation adopted revised Section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement. The revised standard changes the categories into which debt instruments are required or permitted to be classified and eliminates the distinction between debt securities and other debt instruments. The adoption of this standard did not have any impact on the financial statements of the Corporation.
Future accounting change
The recent accounting pronouncement issued, which is not yet effective for the Corporation, is as follows:
Business combinations
In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, 1601, Consolidated Financial Statements and 1602, Non-Controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1601, together with Section 1602, establish standards for the preparation of consolidated financial statements. These Sections will be applicable for the Corporation’s interim and annual financial statements for fiscal years beginning on or after November 1, 2011, with earlier adoption permitted. The Corporation is currently in the process of evaluating the impact of these standards on its financial statements.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
3. CASH
Cash includes internally restricted cash in the amount of $11,500,000 as at October 31, 2010 (2009 — nil) for exploration expenditures pursuant to flow-through share arrangements.
4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2010	2009
	$	$
Trade	2,025,552	242,021
Due to related parties (note 7)	307,405	38,834

	2,332,957	280,855

5. MINING PROPERTIES AND DEFERRED COSTS
During the year ended October 31, 2010, the Corporation maintained the following properties:

	October 31,				October 31,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$

Quebec
Strange Lake
Acquisition	24,580	69,936	—	—	94,516
Exploration	1,377,172	7,164,044	(3,104,804)	—	5,436,412
Misery Lake
Acquisition	1,738,661	40,702	—	—	1,779,363
Exploration	657,805	1,410,845	(611,442)	—	1,457,208
Stewart Lake
Acquisition	42,113	—	—	—	42,113
Exploration	27,953	9,409	(4,077)	—	33,285
Nanuk
Acquisition	19,300	31,294	—	—	50,594
Exploration	258,025	7,411	(3,212)	—	262,224
Ramusio Lake
Acquisition	—	3,031	—	—	3,031
Exploration	—	—	—	—	—
Other
Acquisition	3,600	—	—	(3,600)	—
Exploration	115,687	8,941	(3,875)	(120,753)	—

	4,264,896	8,745,613	(3,727,410)	(124,353)	9,158,746

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				October 31,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$

Newfoundland and Labrador
Strange Lake
Acquisition	155,889	—	—	—	155,889
Exploration	186,368	2,908	—	—	189,276
Misery Lake
Acquisition	—	—	—	—	—
Exploration	—	479	—	—	479
Alterra — Strange
Lake
Acquisition	—	13,870	—	—	13,870
Exploration	—	11,695	—	—	11,695
Ramusio Lake
Acquisition	—	3,480	—	—	3,480
Exploration	—	—	—	—	—
Other
Acquisition	—	—	—	—	—
Exploration	41	10,524	—	(10,565)	—

	342,298	42,956	—	(10,565)	374,689

Ontario
Kenora North
Acquisition	62,644	—	—	(62,644)	—
Exploration	106,889	4,544	—	(111,433)	—
Snook Lake
Acquisition	16,284	—	—	(16,284)	—
Exploration	19,618	498	—	(20,116)	—
Other
Acquisition	—	—	—	—	—
Exploration	71,380	939	—	(72,319)	—

	276,815	5,981	—	(282,796)	—

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				October 31,
	2009	Expenditures	Tax credits	Write-down	2010
	$	$	$	$	$

New Brunswick
Plaster Rock
Acquisition	89,662	788	—	—	90,450
Exploration	14,515	26,896	—	—	41,411
Other
Acquisition	—	—	—	—	—
Exploration	—	1,365	—	(1,365)	—

	104,177	29,049	—	(1,365)	131,861

Properties	4,988,186	8,823,599	(3,727,410)	(419,079)	9,665,296

Stock-based compensation (note 6)	78,033	236,975	—	—	315,008

	5,066,219	9,060,574	(3,727,410)	(419,079)	9,980,304

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
During the year ended October 31, 2009, the Corporation maintained the following mining properties:

	October 31,				October 31,
	2008	Expenditures	Tax credits	Write-down	2009
	$	$	$	$	$

Quebec
Strange Lake
Acquisition	—	24,580	—	—	24,580
Exploration	—	1,977,389	(600,217)	—	1,377,172
Misery Lake
Acquisition	2,134,157	138,299	—	(533,795)	1,738,661
Exploration	591,257	398,239	(133,588)	(198,103)	657,805
James Bay Option
Acquisition	67,963	15,600	—	(83,563)	—
Exploration	273,800	25,914	—	(299,714)	—
Stanhope — Hereford
Acquisition	11	—	—	(11)	—
Exploration	1,098	456	—	(1,554)	—
Stewart Lake
Acquisition	26,188	15,925	—	—	42,113
Exploration	7,083	77,600	(56,730)	—	27,953
Nanuk
Acquisition	11,548	7,752	—	—	19,300
Exploration	156,231	192,554	(90,760)	—	258,025
Bawolak
Acquisition	27,250	1,890	—	(29,140)	—
Exploration	10,231	6,741	(536)	(16,436)	—
Other
Acquisition	—	3,600	—	—	3,600
Exploration	—	161,823	(46,136)	—	115,687

	3,306,817	3,048,362	(927,967)	(1,162,316)	4,264,896

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)

	October 31,				October 31,
	2008	Expenditures	Tax credits	Write-down	2009
	$	$	$	$	$

Newfoundland and Labrador
Strange Lake
Acquisition	153,182	2,707	—	—	155,889
Exploration	147,588	38,780	—	—	186,368
Other
Acquisition	—	—	—	—	—
Exploration	—	41	—	—	41

	300,770	41,528	—	—	342,298

Ontario
Claw Lake
Acquisition	12,461	(208)	—	(12,253)	—
Exploration	13,869	35	—	(13,904)	—
Kenora North
Acquisition	120,392	4,896	—	(62,644)	62,644
Exploration	138,422	75,355	—	(106,888)	106,889
Snook Lake
Acquisition	16,323	(39)	—	—	16,284
Exploration	16,241	3,377	—	—	19,618
Croon Lake
Acquisition	—	(364)		364	—
Exploration	—	509		(509)	—
Other
Acquisition	—	—	—	—	—
Exploration	4,761	66,619	—	—	71,380

	322,469	150,180	—	(195,834)	276,815

New Brunswick
Plaster Rock
Acquisition	88,874	788	—	—	89,662
Exploration	18,165	10,495	(14,145)	—	14,515

	107,039	11,283	(14,145)	—	104,177

Properties	4,037,095	3,251,353	(942,112)	(1,358,150)	4,988,186

Stock-based compensation (note 6)	22,719	55,314	—	—	78,033

	4,059,814	3,306,667	(942,112)	(1,358,150)	5,066,219

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
The cumulative expenditures, net of proceeds from tax credits, are as follows:

	2010	2009
	$	$

Balance, beginning of year	5,066,219	4,059,814

Expenditures incurred during the year
Geochemical — rock	40,248	811
Geochemical — soil	181,357	22,625
Geophysical — airbourne	4,500	142,153
Geological	3,618,000	1,042,985
Drilling	3,863,794	1,280,746
Prospecting	48,739	325,399
Excavation	12,479	—
Trenching	14,567	1,467
Mining and Metallurgical	646,811	14,650
Mining properties — administration	230,003	205,090
Mining properties — acquisitions	163,101	215,427
Stock-based compensation (note 6)	236,975	55,314

	9,060,574	3,306,667

Tax credits	(3,727,410)	(942,112)
Write-down of mining properties and deferred costs	(419,079)	(1,358,150)

	(4,146,489)	(2,300,262)

Balance — end of year	9,980,304	5,066,219

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Tax credits receivable
The Corporation is entitled to a refundable tax credit up to 38.75% on qualified mining exploration expenditures incurred in the province of Quebec. Furthermore, the Corporation is entitled to a refund of mining duties up to 12% on qualified mining exploration expenditures net of the refundable tax credit. These tax refunds are applied against the mining properties and deferred costs and included within tax credits receivables.
Details of the Corporation’s mining properties as at October 31, 2010 and 2009 are as follows:
Strange Lake, Quebec / Newfoundland and Labrador
The Corporation’s 100%-owned Strange Lake property is situated within the George River belt located 220 km north of northeast of Schefferville and 125 km west of the Voiseys Bay Nickel-Copper-Cobalt Mine, and covers an area of approximately 48,507 hectares. The property is a rare earth mineralized zone and consists of 1,163 mining claims, of which 951 claims are located in Quebec, and 212 claims are in Newfoundland and Labrador.
On May 8, 2009, the Corporation entered into a purchase and sale agreement with two prospectors to acquire a 100% interest in a single block of mining claims in the Strange Lake area of Quebec. Under the terms of the agreements, the Corporation issued an aggregate of 50,000 shares at a value of $0.20 per share to the two vendors of the property in order to acquire a 100% undivided interest in the property. In addition, the Corporation granted a 2% net smelter royalty (“NSR”) to the vendors, which the Corporation can repurchase in full for $1,500,000.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Misery Lake, Quebec / Newfoundland and Labrador
The Corporation’s 100%-owned Misery Lake property is located approximately 120 km south of Strange Lake and consists of 1,640 mining claims in Quebec, and 136 claims in Newfoundland and Labrador covering an area of approximately 81,575 hectares.
During 2009, 833 mining claims were dropped and the Corporation wrote off the mining acquisition costs of $533,795 and deferred exploration expenditures of $198,103. Freewest retains rights to certain precious metals and base metals with respect to certain claims.
James Bay Option, Quebec
James Bay Option agreement was originally signed by Freewest and Midland Exploration Inc. (“Midland”) on November 12, 2007.
The Corporation revised the agreement with Midland on April 1, 2008. Under the terms of this agreement, the Corporation has the option to acquire a 50% undivided interest in all of Midland’s properties in the region by:
(i)	making cash payments of $200,000 over four years, including a payment of $40,000 paid by the Corporation to Midland upon signing the agreement;

(ii)	incurring exploration expenditures of $2,400,000 over four years, including $300,000 in year one; and

(iii)	granting a 2% NSR royalty to Midland on all exploitable resources on the claims.
As at October 31, 2008, the Corporation made a cash payment of $40,000, and incurred exploration expenditures of $273,800.
On March 27, 2009, the Corporation terminated the option agreement. As at October 31, 2009, the Corporation wrote off the mining properties and deferred costs related to these claims for amounts of $83,563 and $299,714, respectively.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Nanuk, Quebec
On May 31, 2008, the Corporation signed a letter agreement with Nebu Resources Inc. (“Nebu”) on the Corporation’s Stewart Lake and Nanuk uranium properties. The 100%-owned properties were transferred by Freewest and comprise 792 claims.
In order to earn a 50% undivided interest in the claims, Nebu was required to spend $3,000,000 on exploration on the properties over three years and issue 600,000 common shares of Nebu to the Corporation. Nebu was committed to spending at least $1,000,000 on the properties within twelve months of signing. The Corporation was nominated as the operator of the exploration program. As at October 31, 2008, the Corporation received 200,000 Nebu shares, which are recorded as investments held for trading.
On March 31, 2009, Nebu terminated the agreement and returned the property to the Corporation.
As at October 31, 2010, the Nanuk Property consisted of 600 claims.
Bawolak, Quebec
On August 19, 2008, the Corporation signed an option agreement to acquire an exclusive and irrevocable right and a 100% undivided ownership interest in 14 claims in the James Bay area by:
(i)	making cash payments of $80,000, $40,000 on signing and $40,000 in one year;

(ii)	issuing 200,000 common shares of the Corporation, 100,000 on signing and 100,000 in one year; and

(iii)	granting a 2% NSR to the Optionors, of which 1.5% can be bought back by the Corporation for $1,500,000.
On September 16, 2008, Midland acquired a 50% interest in the Bawolak property by paying $27,250 to the Corporation.
During 2009, Midland and the Corporation decided not to continue the interest in the property, and terminated the option agreement with the Optionors.
As at October 31, 2009, the Corporation wrote off the mining acquisition costs and deferred exploration expenditures related to these claims for amounts of $29,140 and $16,436, respectively.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Ramusio Lake, Quebec / Newfoundland and Labrador
The Ramusio Lake property is located 50 km south from Misery Lake property and consists of 94 staked claims, of which 36 claims are located in Quebec and 58 claims in Newfoundland and Labrador.
Alterra — Strange Lake Option Property / Newfoundland and Labrador
On June 15, 2010, the Corporation entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which the Corporation has an option to acquire up to a 65% undivided working interest in 30 mining claims.
Under the terms of the exploration and option agreement, the Corporation can earn a 50% undivided working interest in the 30 mining claims by:
(i)	issuing an aggregate of 90,000 common shares of the Corporation to Alterra over a period of three years; and

(ii)	by incurring mining exploration expenditures of $500,000 in the aggregate over a period of three years.
Upon completing all of the payments mentioned above, the Corporation will have an option to acquire an additional 15% undivided working interest in the mining claims by:
(i)	making a payment of $75,000 before the fourth anniversary of the exploration and option agreement;

(ii)	by issuing an additional 150,000 common shares of the Corporation to Alterra on or before the fifth anniversary date of the exploration and option agreement; and

(iii)	by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement. Alterra retains 1.5% NSR with the option for the Corporation to buy back 1% for $1,000,000.
As at October 31, 2010, the Corporation issued 10,000 common shares of the Corporation at a value of $1.887 per share and incurred $11,695 in exploration expenditures.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Claw Lake, Ontario
The 100%-owned property consists of 16 claims comprising an area of 4,140 hectares and was transferred from Freewest on December 7, 2007. The property is located at the northeastern end of the Savant Lake greenstone belt in the Wabigoon Sub Province. Freewest retains rights to certain precious metals and base metals with respect to the property.
The Corporation did not renew these mining claims, and as at October 31, 2009, the Corporation wrote off the mining acquisition costs and deferred exploration expenditures related to these claims for amounts of $12,253 and $13,904, respectively.
Kenora North and Snook Lake, Ontario
The Kenora North project is an amalgamation of four properties (Can Fer, Snook, Pancer and Scottie) that were originally staked in early 2007 by Freewest to cover historical uranium occurrences. Freewest retains rights to certain precious metals and base metals with respect to the property. The property consists of 73 mineral claims and comprises an area of 36,000 hectares.
During 2009, the Corporation did not renew 47 claims of Kenora North and wrote off the mining acquisition costs of $62,644 and deferred exploration expenditures of $106,888.
During 2010, the Corporation decided not to renew the remaining claims of Kenora North and wrote off the mining acquisition costs and deferred exploration expenditures related to the Kenora property for amounts of $62,644 and $111,433, respectively.
During 2010, the Corporation dropped the Snook Lake property and wrote off the mining acquisition costs and deferred exploration expenditures related to the Snook Lake property for amounts of $16,284 and $20,116, respectively.
Other, Quebec, Newfoundland and Labrador, Ontario and New Brunswick
Acquisition and exploration expenditures allocated to “Other” projects represent the costs incurred on potential projects.
In 2010, based on its on-going and analysis of these potential projects and their accumulated expenditures, the Corporation decided to write off all of the incurred mining acquisition costs and deferred exploration expenditures.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
5. MINING PROPERTIES AND DEFERRED COSTS (Cont’d)
Plaster Rock, New Brunswick
The 100%-owned property was transferred from Freewest on December 7, 2007. The property consists of 197 mineral claims and comprises an area of 3,152 hectares. Freewest retains rights to certain precious metals and base metals with respect to the property.
The New Brunswick Government launched a new Junior Miner Assistance Program (“JMAP”) in 2009 to provide financial assistance up to 50% of eligible exploration costs, to a maximum refund of $50,000. The Corporation received a net exploration grant amount of $14,145 under JMAP.
6. SHARE CAPITAL
Share capital
Authorized
Common
An unlimited number of no par value shares.
Preferred
An unlimited number of shares issuable in series, non-voting, conditions to be determined by the Board of Directors.
Issued

	2010		2009
		Number of		Number of
	Amount	shares	Amount	shares
	$	#	$	#

(a) Common shares	55,110,324	57,568,506	11,539,429	39,938,319

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. SHARE CAPITAL (Cont’d)
(a) Common shares
(i)	On October 21, 2010, the Corporation completed a public offering by issuing 9,470,300 units at a price of $4.25 per unit, for gross proceeds of $40,248,775, and 2,300,000 flow-through shares at a price of $5.00 per share for gross proceeds of $11,500,000.

Each unit is comprised of one common share and one-half of a common share purchase warrant, each whole warrant entitles its holder to purchase one additional share at a price of $5.00 until April 21, 2012. An amount of $9,414,671 related to common share purchase warrants was allocated to warrants.

The Corporation issued broker compensation warrants entitling the agents to acquire a maximum of 588,515 shares of the Corporation at a price of $4.25 and $5.00 per share until April 21, 2012. The total fair value of broker warrants was $1,886,331, included in warrants with the fair value of the broker warrants determined based on the Black-Scholes option pricing model using the weighted average assumptions in Note 6(c).

In connection with the offering, the Corporation paid cash commission to agents of $3,104,927, issued broker compensation warrants of $1,886,331 and incurred other professional fees and expenses of $435,168 for a total of $5,426,426 which has been prorated between the shares and warrants issued at $4,401,310 and $1,025,116, respectively.

(ii)	On September 3, 2010, the Corporation received a secured convertible loan from SIDEX, Limited Partnership (“SIDEX”) in an amount of $1,500,000. The loan was for a term of 18 months and was repayable by the Corporation at any time upon 30 days’ notice. SIDEX, at any time, could convert the loan into 500,000 of the Corporation’s shares at a price of $3.00 per share.

The convertible loan bears interest at an annual rate of 9% payable semi-annually, in cash or shares, at the option of the Corporation. If interest is paid in shares, the shares would be issued at a price per share equal to the weighted average trading price of the Corporation’s shares for the 20 trading days preceding the due date of the interest. In addition, the Corporation issued 500,000 common share purchase warrants to SIDEX. Each warrant entitles SIDEX to acquire one common share of the Corporation at a price of $3.25 per share until March 3, 2012.

The liability component in the amount of $471,852 was determined by discounting the future stream of interest and principal repayment at the prevailing market rate of 20% for a comparable liability that does not have an associated equity component.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. CAPITAL STOCK (Cont’d)
The fair value of the conversion feature totaled $518,518 and was allocated to contributed surplus. The fair value of the common share purchase warrants totaled $509,630 and was allocated to warrants.

The total debt discount was amortized over the term of the convertible loan using the effective interest method. During the year ended October 31, 2010, the Corporation recorded an accretion expense of $85,679.

In October 2010, SIDEX converted its loan into 500,000 common shares at a price of $3.00 per share. Interest of $15,904 on the convertible loan was paid in cash. The conversion feature of $518,518 was transferred from contributed surplus to share capital. The total accreted value of the convertible loan in the amount of $557,531 at the time of conversion was transferred to share capital.

(iii)	During the year, the Corporation issued 4,073,921 common shares at an average exercise price of $0.832 per share for a total cash amount of $3,391,316 for warrants exercised resulting in $606,219 being transferred from warrants to capital stock.

(iv)	During the year, the Corporation issued 1,275,966 common shares at an average exercise price $0.154 per share for a total cash amount of $196,240 for stock options exercised, and an amount of $349,407 related to exercised stock options was transferred from contributed_ surplus to capital stock (note 7).

(v)	In June 2010, the Corporation issued 10,000 common shares at a price of $1.887 per share to acquire mining properties.
Issuances during the year ended October 31, 2009
(vi)	In December 2008, the Corporation completed a private financing for a total amount of $800,000. The Corporation issued 6,400,000 flow-through shares of the Corporation at a price of $0.125 per share. In addition, the Corporation paid cash commission of $18,000.

In July 2009, the Corporation completed a private placement by issuing an aggregate of 1,714,279 flow-through shares of the Corporation at $0.35 per share for total proceeds of $599,998. In addition, the Corporation paid cash commission of $17,724.

(vii)	In June 2009, the Corporation completed a private placement by issuing an aggregate of 6,818,180 common shares of the Corporation at a price of $0.22 per share for total proceeds of $1,500,000. Each share is accompanied by one common share purchase warrant. Each warrant entitles its holder to purchase one additional share at a price of $0.40 for one year. An amount of $285,711 related to common share purchase warrants was allocated to warrants.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. SHARE CAPITAL (Cont’d)
In October 2009, the Corporation completed a private placement by issuing an aggregate of 2,737,456 common shares of the Corporation at a price of $2.30 per unit for total proceeds of $6,296,148. Each unit is compromised of one common share and one-half of a common share purchase warrant. Each full warrant entitles its holder to purchase one additional share at a price of $3.25 per share until April 27, 2011. An amount of $607,696 related to share purchase warrants was allocated to warrants.

In connection with the private placements, the Corporation paid the agents a cash commission of $496,791, incurred other professional fees and expenses of $104,939, and issued broker warrants to the agents entitling them to acquire a maximum of 191,622 units of the Corporation at a price of $2.30 per unit until April 27, 2011. Each unit was comprised of one common share and one-half of a common share purchase warrant. Each full common share purchase warrant will entitle the holder to acquire one additional common share of the Corporation at price of $3.25 per share until April 27, 2011. An amount of $162,283 related to broker warrants was allocated to warrants. The fair value of the broker warrants was determined based on the Black-Scholes option pricing model using the weighted average assumptions in Note 6(c).

(viii)	In May 2009, the Corporation issued 494,739 common shares at a value of $0.15 per share to Freewest in settlement of a debt of $74,211 owing by the Corporation to Freewest.

(ix)	During 2009, the Corporation issued 366,665 common shares at an average exercise price of $0.144 per share for a total cash amount of $52,667 for stock options exercised, and an amount of $95,155 related to exercised stock options was transferred from contributed surplus to share capital.

(x)	In June 2009, the Corporation issued 50,000 common shares at a value of $0.20 per share to acquire mining properties.

(xi)	In 2009, the Corporation renounced $1,399,998 of qualifying expenditures to the flow-through share subscribers. The tax benefit foregone to the Corporation in 2009 amounted to $440,999.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. SHARE CAPITAL (Cont’d)
(b) Stock option plan
On October 3, 2007, the Corporation adopted a stock option plan (“2007 Stock Option Plan”) for the purpose of granting to directors, officers and employees of and consultants to, the Corporation and, if applicable, its subsidiaries, options to purchase additional common shares in the capital stock of the Corporation. The Corporation sets aside and reserves for issuance under the 2007 Stock Option Plan an aggregate number of additional common shares in the capital stock of the Corporation equal to 10% of the number of issued and outstanding common shares of the Corporation from time to time. These options vest either immediately or over an 18-month period. Upon exercise of options in accordance with the 2007 Stock Option Plan and the payment of the consideration for the foregoing shares, such additional common shares shall be issued as fully paid and non-assessable.
The outstanding options as at October 31, 2010 and 2009 and changes during the years then ended are summarized as follows:

	2010		2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	#	$	#	$

Outstanding, beginning of year	3,466,668	0.36	1,895,000	0.15
Granted	1,090,000	3.55	1,945,000	0.53
Exercised	(1,275,966)	0.15	(366,665)	0.14
Expired/cancelled	(20,700)	1.25	(6,667)	0.10

Outstanding, end of year	3,260,002	1.50	3,466,668	0.36

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. CAPITAL STOCK (Cont’d)
The following options are outstanding and exercisable as at October 31, 2010.

Options outstanding
		Weighted
		average
		remaining	Weighted		Weighted
Range of	Number	contractual	average	Number	average
exercise price	outstanding	life	exercise price	exercisable	exercise price
$	#	(in years)	$	#	$

0.10 to 0.15	911,669	2.76	0.12	911,669	0.12
0.305	373,333	3.67	0.31	233,334	0.31
0.75	750,000	3.74	0.75	500,001	0.75
1.79 to 2.60	725,000	8.34	2.42	678,334	2.47
4.69	500,000	9.97	4.69	—	4.69

The fair value of stock options granted during the years ended October 31, 2010 and 2009 was estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2010	2009

Risk-free interest rate	2.78%	2.27%
Expected volatility	150%	90%
Dividend yield	Nil	Nil
Expected life (in years)	5	5
Fair value at grant date	$3.37	$0.36

For the year ended October 31, 2010, included in administration expenses on the statements of operations, comprehensive loss and deficit is stock-based compensation expense of $3,027,362 (2009 — $546,281). Included in the mining properties and deferred costs was a stock-based compensation expense of $236,975 (2009 — $55,314).

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
6. SHARE CAPITAL (Cont’d)
(c) Warrants
The outstanding warrants as at October 31, 2010 and 2009 and changes during the years then ended are summarized as follows:

	2010		2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	#	$	#	$

Outstanding, beginning of year	5,065,251	1.30	250,050	0.30
Granted	5,823,665	4.79	5,065,251	1.30
Exercised	(4,073,921)	0.83	—	—
Expired/cancelled	—	—	(250,050)	0.30

Outstanding, end of year	6,814,995	4.56	5,065,251	1.30

The following warrants are outstanding and exercisable as at October 31, 2010.

		Weighted average
Range of	Number	remaining contractual	Weighted average
exercise price	outstanding	life	exercise price
$	#	(in years)	$

2.30 to 3.25	1,491,330	0.75	3.22
5.00	5,323,665	1.47	5.00

The fair value of warrants granted during the years ended October 31, 2010 and 2009 were estimated at their respective grant dates using the Black-Scholes option pricing model, using the following weighted average assumptions:

	2010	2009

Risk-free interest rate	1.40%	1.13%
Expected volatility	140%	84%
Dividend yield	Nil	Nil
Expected life (in years)	1.5	1.16
Fair value at grant date	$3.06	$0.21

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
7. RELATED PARTY TRANSACTIONS
All of the following related party transactions occurred in the normal course of operations and were measured at the exchange amounts.
(a)	During the year, the Corporation retained the services of a company owned by an officer and director of the Corporation to carry out exploration work on its projects and for administrative services. For the year ended October 31, 2010, the total amount for such services provided was $150,875, of which $99,700 was recorded in mining properties and deferred costs, and $51,175 in administration expenses (2009 — $140,125, of which $102,675 was recorded in mining properties and deferred costs and $37,450 in administration expenses ).

(b)	During the year, the Corporation retained the services of certain members of the Board of Directors of the Corporation to carry out professional services. For the year ended October 31, 2010, the total amount for such services provided was $34,735, which was recorded in professional fees (2009 — $24,000, of which $10,000 was recorded in mining properties and deferred costs and $14,000 in administration expenses).

(c)	During the year, the Corporation incurred fees in the amount of $417,774 (2009 — $102,306) to a law firm in which an officer and director of the Corporation is a partner, of which an amount of $134,646 was recorded in professional fees (2009 — $54,257) and $283,128 in issue costs (2009 — $48,049). As at October 31, 2010, an amount of $307,405 (2009 — $38,834) owing to this law firm was included in accounts payable and accrued liabilities.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
8. STATEMENTS OF CASH FLOWS
Non-cash working capital items related to operating activities

	2010	2009
	$	$

Non-cash working capital items are as follows:
Commodity taxes receivable	(616,736)	104,847
Prepaid expenses and deposits	(247,170)	(76,490)
Accounts payable and accrued liabilities	2,052,102	71,884

Changes in non-cash working capital items related to operating activities	1,188,196	100,241

Issue costs

	2010	2009
	$	$

Total issue costs (note 6(a)(i))	5,426,426	799,738
Issuance of warrants for issue costs (note 6(a)(i))	(1,886,331)	(162,284)

Cash flows related to issue costs	3,540,095	637,454

Mining properties and deferred costs

	2010	2009
	$	$

Total additions to mining properties and deferred costs (note 5)	9,060,574	3,306,667
Mining properties acquired by the issuance of shares (note 6(a)(v))	(18,870)	(10,000)
Shares received from mining property agreement	5,000	—
Stock-based compensation (note 6(b))	(236,975)	(55,314)

Cash flows related to mining properties and deferred costs	8,809,729	3,241,353

Supplemental financial information

	2010	2009
	$	$

Interest received	11,968	3,080
Interest paid	21,933	32,309

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
9. INCOME TAXES
Provision for income taxes
The Corporation’s provision for recovery of income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to income as a result of the following:

	2010	2009
	$	$

Loss before income taxes	(4,672,443)	(2,312,262)

Income taxes at the combined federal and provincial tax rates of 30.55% (2009 — 31.50%)	(1,427,431)	(728,363)
Stock-based compensation	924,859	172,079
Other non-deductible expenses and non-taxable revenues	(41,581)	(22,960)
Effect of differences in tax rates on temporary items	66,440	(1,263)
Other	2,956	—
Change in valuation allowance	474,757	(113,021)

Future income taxes	—	(693,528)

During the year ended October 31, 2010, the Corporation did not renounce any CEE (2009 — $1,399,998) to investors.
The renunciation in 2009 resulted in a future income tax liability of $440,999 and reduced share capital accordingly. This future income tax liability has allowed the Corporation to reduce the valuation allowance on tax pools related to mining properties by a corresponding amount of $440,999, thereby offsetting the future income tax liability. The reduction in the valuation allowance has been recorded in the statement of operations, comprehensive loss and deficit.
As at October 31, 2010, the Corporation had $11.5 million (note 3) (2009 — nil) available to be renounced pursuant to their flow-through share arrangements, the tax impact of which will be recorded upon renunciation.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
9. INCOME TAXES (Cont’d)
Future income tax assets and liabilities
The tax effects of temporary timing differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2010	2009
	$	$

Future income tax assets
Non-capital loss carry-forwards	761,855	248,358
Share issue costs	869,933	164,291
Investments	1,515	—

	1,633,303	412,449

Future income tax liabilities
Investments	—	(1,648)
Mining properties and deferred costs	(142,891)	(159,974)

	(142,891)	(161,622)

Future income tax assets	1,490,412	250,827
Valuation allowance	(1,490,412)	(250,827)

Future income tax assets	—	—

Tax loss carry-forwards
At October 31, 2010, the Corporation had non-capital loss carry-forwards in the amount of $2,866,000, which are available to reduce future years’ taxable income. In addition, the Corporation has investment tax credits of $629,000 which are available to reduce future taxable income and expire between 2029 and 2030. These non-capital loss carry-forwards expire as follows:

Non-capital
losses
$
2027	24,000
2028	278,000
2029	602,000
2030	1,962,000

2,866,000

In addition, the Corporation has investment tax credits of $629,000 which are available to reduce future income tax and expire between 2029 and 2030.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
10. CONTINGENCIES
The Corporation’s mining and exploration activities are subject to various federal, provincial and local laws and regulations governing the protection of the environment as well as to obtain permits necessary for the Corporation’s operations. These laws and regulations are continually changing and generally becoming more restrictive. The Corporation believes it conducts its operations so as to protect public health and the environment, and its operations are materially in compliance with all applicable laws and regulations and therefore it will be granted the required permits. The Corporation has made, and expects to make in the future, expenditures to comply with such laws and regulations.
11. COMMITMENTS
The Corporation has a lease for its premises and other operating leases.
The following are the Corporation’s minimum annual rental payments for the next four years:

$
2011	377,181
2012	208,213
2013	60,916
2014	6,000

652,310

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
12. FINANCIAL INSTRUMENTS
The Corporation’s financial instruments consist of cash and investments held for trading classified as loans and receivables, and accounts payable and accrued liabilities classified as other financial liabilities. Due to their short-term nature, the fair value of these financial instruments approximates their carrying value.
The Corporation’s cash and investments held for trading are classified as follows:

			2010		2009
		Fair value	Carrying		Carrying
	Classification	level	value	Fair value	value	Fair value
			$	$	$	$

Financial assets
Cash	Held-for-trading	I	50,449,202	50,449,202	5,222,448	5,222,448
Investments	Held-for-trading	I	31,600	31,600	50,000	50,000

			50,480,802	50,480,802	5,272,448	5,272,448

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.
Credit risk
Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.
The Corporation is not exposed to any significant credit risk as at October 31, 2010. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly liquid investments. The Corporation’s receivables consist of commodity taxes receivables and tax credit receivables, and are therefore not subject to significant credit risk.
Liquidity risk
Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they come due. All of the Corporation’s financial liabilities are due within one year. The Corporation manages liquidity risk through the management of its capital structure.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
12. FINANCIAL INSTRUMENTS (Cont’d)
Market risk
(i) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Interest earned on Canadian and U.S. cash deposits fluctuated daily at various rates from 0.35% to 0.10% annually. The rates at October 31, 2010 for Canadian and U.S. funds were 0.35% and 0.10%, respectively.
(ii) Foreign currency risk
The Corporation’s functional currency is the Canadian dollar. The majority of the Corporation’s transactions are in Canadian dollars and the Corporation’s expense to foreign currency is nominal.
As at October 31, 2010, the amount of cash in US dollars was $2,961 (2009 — $1,000).
13. CAPITAL MANAGMENT
The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. As such, the Corporation has primarily relied on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital and raise additional funds as needed. The Corporation does not use term debt financing and has not paid any dividends. As well, the Corporation does not have any externally imposed capital requirements, either regulatory or contractual to which it is subject.
The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may impact the Corporation’s ability to raise equity financing for its capital requirements.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
14. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to comply with current year classifications, the most significant of which were as follows:
(i)	Reclassification of share issuance costs as a reduction of share capital from deficit in the amount of $976,458 as at October 31, 2009 (note 6(a)(i)).

(ii)	Reclassification of $668,974 and $147,581 from mining properties and deferred costs to tax credits receivables — short-term and tax credits receivables — long-term as at October 31, 2009, respectively related to tax credits (note 5).

(iii)	Warrants of $1,055,690 as at October 31, 2009 have been presented separately within shareholders’ equity from contributed surplus (note 6(b)).
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which differs, in certain respects, from US GAAP as it relates to the Corporation. The following disclosures summarize the material variations between Canadian and US GAAP. These differences reflect the effects of accounting policies which the Corporation would adopt or alter in order to conform to the recognition, measurement and presentation standards of US GAAP, a discussion of any resulting changes in the financial statements and a tabular reconciliation of any such differences.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Reconciliations to conform with US GAAP
Statements of operations, comprehensive loss and deficit
Material differences in the Statement of operations, comprehensive loss and deficit between Canadian GAAP and US GAAP are as follows:

For the years ended October 31,	2010	2009
	$	$

Net loss and comprehensive loss under Canadian GAAP	(4,672,443)	(1,618,734)
Adjustment for:
Mining properties and deferred costs capitalized (a)	(5,170,063)	(2,149,126)
Reversal of write-down of capitalized mining properties and deferred costs not previously capitalized under US GAAP (a)	82,528	721,770
Reversal of income tax recovery related to flow-through shares (b)	—	(261,528)

Net loss and comprehensive loss under US GAAP	(9,759,978)	(3,307,618)
Net loss per share under US GAAP — basic and diluted _	(0.23)	(0.11)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share under US GAAP is the same as that used for Canadian GAAP purposes.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Balance sheets
Material differences in selected balance sheet accounts under U.S. GAAP are as follows:

	Canadian		U.S.
	GAAP	Adjustments	GAAP
	$	$	$

As at October 31, 2010
Cash (b)	50,449,202	(11,500,000)	38,949,202
Restricted cash for mining exploration costs (b)	—	11,500,000	11,500,000
Mining properties and deferred costs (a)	9,980,304	(7,916,356)	2,063,948
Share capital (b) and (c)	55,110,324	172,085	55,282,409
Warrants (c)	11,234,987	269,000	11,503,987
Deficit (a) and (b)	(6,733,940)	(8,357,441)	(15,091,381)

As at October 31, 2009
Mining properties and deferred costs (a)	5,066,219	(2,828,821)	2,237,398
Share Capital (b)	11,539,429	441,085	11,980,514
Deficit (a) and (b)	(2,061,497)	(3,269,906)	(5,331,403)

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
Statements of cash flows
Material differences in selected statement of cash flows accounts under US GAAP are as follows:

For the years ended October 31,	2010	2009
	$	$

Cash flows related to operating activities under Canadian
GAAP	71,273	(349,590)
Adjustment for mining properties and deferred costs (a)	(5,170,063)	(2,149,126)
Adjustment for stock-based compensation related to mining properties and deferred costs (a)	236,975	55,314
Change in non-cash working capital items	(3,044,566)	(806,557)

Cash flows related to operating activities under US GAAP	(7,906,381)	(3,249,959)

Cash flows related to investing activities under Canadian GAAP	(8,140,755)	(3,115,796)
Adjustment for additions to mining properties and deferred costs (a)	8,646,628	3,025,926
Adjustment for tax credits (a)	(668,974)	(125,557)

Cash flows related to investing activities under US GAAP	(163,101)	(215,427)

Differences in accounting policies
(a) Mining properties
Under US GAAP, exploration costs incurred on properties where mineralization has not been classified as a proven and probable reserve as described in SEC Industry Guide No. 7 are expensed as incurred, net of tax credits. None of the Corporation’s exploration costs meet the criteria set out therein. Accordingly, exploration costs and stock-based compensation costs which are capitalized for Canadian GAAP as mining properties and deferred costs have been recorded as exploration expenditure under US GAAP. Accordingly, any write-downs on mining properties under Canadian GAAP would be reversed under US GAAP, as these costs would have been previously expensed.
In the statement of cash flows, for Canadian GAAP, cash flows relating to exploration costs, net of related tax credits, are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
(b) Flow through shares
Under Canadian income tax legislation, a Corporation is permitted to issue shares whereby it agrees to incur CEE and to renounce the related income tax deductions in favour of the investors.
As previously mentioned, in accordance with Canadian GAAP, share capital issued through flow-through share arrangements is recorded at net proceeds less the tax effect relating to the renunciation of the Corporation’s CEE to investors. The future income tax liability related to the renunciation is recorded at the date the Corporation files the renunciation documents with the tax authorities, provided there is reasonable assurance that the expense will be made.
Under US GAAP, the amount received by the Corporation on the issuance of flow through shares in excess of the fair value of common shares, if any, is initially accounted for separately and credited to liabilities. The liability is reversed upon renunciation of the tax benefit with a corresponding adjustment to the income tax expense. As at October 31, 2010, there was no amount recorded for flow-through share fair value premiums liabilities (2009 — nil) under US GAAP.
In addition, under U.S. GAAP, notwithstanding there is no specific contractual restrictions or requirements to segregate the funds received upon the issuance of flow-through shares, amounts received and not spent on exploration costs are presented separately as exploration funds. Such amounts would be required to be disclosed separately in a balance sheet prepared in accordance with US GAAP. As at October 31, 2010, unexpended flow-through funds were $11.5 million (2009 — nil).
(c) Convertible loan
As described in note 6(a)(ii), during the year ended October 31, 2010 the Corporation issued convertible debt with attached warrants and the proceeds were allocated to each component including the conversion option, based on their relative fair values. Under US GAAP, similar to Canadian GAAP, the Company concluded that the conversion option and the warrants should be presented as equity.
In addition, under US GAAP, the Corporation estimated the value of the beneficial conversion option based on the effective conversion price which was determined after allocating the proceeds of the convertible loan to the warrants and to the loan based on their relative fair values. The beneficial conversion is the intrinsic value of the difference between the Corporation’s share price when the debt is issued and the effective conversion price multiplied by the shares issuable upon conversion and is recorded as a debt discount and an increase to contributed surplus.

Quest Rare Minerals Ltd.
(An Exploration Stage Corporation)
NOTES TO FINANCIAL STATEMENTS
October 31, 2010 and 2009
15.	MATERIAL DIFFERENCES BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
As a result of the aforementioned GAAP differences, under US GAAP as at October 31, 2010, the stated amount of the warrants would be approximately $269,000 higher with a corresponding reduction in share capital. The difference in the accretion of the debt discounts prior to the conversion of the loan is not significant.

BOARD OF DIRECTORS
Peter J. Cashin, P. Geo.
Ronald Kay, MBA, Eng.
Daniel B. Larkin, MBA, P. Geo.
Robert L. Leclerc, Q.C.
John E. Panneton
Michael Pesner, CA
Neil Wiener, B.C.L., LL.B.
OFFICERS
Robert L. Leclerc, Q.C.
Chairman of the Board
Peter J. Cashin, P. Geo.
President & CEO
Reno Pressacco, P. Geo.
Vice-President, Operations
Mark Schneiderman, CFE, CA
CFO
Neil Wiener, B.C.L., LL.B.
Secretary
AUDITORS
Ernst & Young LLP
Montreal, Quebec
LEGAL COUNSEL
Heenan Blaikie LLP
Montreal, Quebec
INCORPORATION
Canada, June 6, 2007
LISTING
TSX Venture Exchange
Symbol : QRM
CAPITAL STOCK
Authorized
Unlimited number of common shares and preferred shares issuable in series
Issued
57,568,506 common shares (October 31, 2010)
REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
Montreal, Quebec
H3A 3S8
HEAD OFFICE
1155 University St.
Suite 1308
Montreal, Quebec
H3B 3A7
Tel. : (514) 878-3551 or
          1-888-878-3551
Fax : (514) 878-4427
Web site: www.questrareminerals.com
E-mail: info@questrareminerals.com
EXPLORATION OFFICE
65 Queen Street West
Suite 2010
Toronto, Ontario
M5H 2M5
Tel. : (416) 916-0777 or
          1-877-916-0777
Fax : (416) 916-0779
ANNUAL MEETING
April 20, 2011 at 10:00 a.m.
Howland Room
The National Club
303 Bay St.
Toronto, Ontario
H5H 2R1